HOGAN & HARTSON
L.L.P.


03029867

September 8, 2003

8300 GREENSBORO DRIVE, SUITE 1100
McLEAN, VIRGINIA 22102
TEL (703) 610-6100
FAX (703) 610-6200
WWW.HHLAW.COM


RECD S.E.C.
SEP - 8 2003
1086
PROCESSED
SEP 11 2003
THOMSON
FINANCIAL
SUPPL

BY HAND

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549

Re: Companhia Siderúrgica Belgo-Mineira: Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Commission File No. 82-3771

Ladies and Gentlemen:

On behalf of our client, Companhia Siderúrgica Belgo-Mineira (the "Company"), we are furnishing one copy of the following document in English translation to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act:

CVM Quarterly Information – June 20, 2003 Quarter

The enclosed document is furnished under paragraph (1) of Rule 12g3-2(b) on the understanding that the document will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Similarly, neither this letter nor the furnishing of the enclosed document shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions regarding this information, please contact the undersigned at (703) 610-6174.

dlw 9/9

Please acknowledge receipt of this letter and its enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,



Richard J. Parrino

Enclosure

cc: Companhia Siderúrgica Belgo-Mineira

01.01 - IDENTIFICATION

1. CVM CODE NO.	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73
4. NIRE 31300046389		

01.02 - HEAD OFFICES

1. FULL ADDRESS				2. DISTRICT
Av. Carandaí, 1,115 – 21° - 26° floor				Funcionários
3. ZIP CODE 30130-915		4. CITY Belo Horizonte		5. STATE Minas Gerais
6. AREA CODE 31	7. TELEPHONE 3219-1122	8. TELEPHONE	9. TELEPHONE	10. TELEX
11. AREA CODE 31	12. FAX 3219-1307	13. FAX	14. FAX	
15. E-MAIL belgo@belgo.com.br				

01.03 - INVESTOR RELATIONS DIRECTOR (Address for Correspondence with the Company)

1. NAME				
Marcos Piana de Faria				
2. FULL ADDRESS Av. Carandaí, 1,115 – 24th floor				3. DISTRICT Funcionários
4. ZIP CODE 30130-915		5. CITY Belo Horizonte		6. STATE Minas Gerais
7. AREA CODE 31	8. TELEPHONE 3219-1420	9. TELEPHONE	10. TELEPHONE	11. TELEX
12. AREA CODE 31	13. FAX 3219-1358	14. FAX	15. FAX	
16. E-MAIL marcos.faria@belgo.com.br				

01.04 - REFERENCE / AUDITOR

CURRENT FINANCIAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER		
1. START	2. FINISH	3. NUMBER	4. START	5. FINISH	6. NUMBER	7. START	8. FINISH
Jan/01/2003	Dec/31/2003	2	Apr/01/2003	Jun/30/2003	1	Jan/01/2003	Mar/31/2003
9. NAME OF AUDITOR KPMG Auditores Independentes					10. CVM N° 00418-9		
11. NAME OF TECHNICAL EXPERT IN CHARGE Roberto da Silva Chaves					12 PERSONAL TAX NO. (CPF) OF TECHNICAL EXPERT IN CHARGE 217.420.656-00		

01.01 - IDENTIFICATION

1. CVM N°	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

01.05 - EQUITY CAPITAL COMPOSITION

No, OF SHARES (000)	1 - CURRENT QUARTER Jun/30/2003	2 - PREVIOUS QUARTER Mar/31/2003	3 - SAME QUARTER PREVIOUS YEAR 30/06/2002
Paid-In Capital			
1 – Common	3,905,001	3,905,001	3,905,001
2 – Preferred	3,179,128	3,179,128	2,857,544
3 – Total	7,084,129	7,084,129	6,762,545
In Treasury			
4 – Common	0	0	0
5 – Preferred	68,300	68,300	68,300
6 – Total	68,300	68,300	68,300

01.06 - CORPORATE CHARACTERISTICS

1 - TYPE OF COMPANY Commercial, Industrial and Others
2 - STATUS Operational
3 - TYPE OF STOCK CONTROL Foreign
4 - ACTIVITY CODE NO. 1140200 – Steel-making
5 - CORE BUSINESS Fabrication of steel, rolled and wire products
6 - TYPE OF CONSOLIDATED Not presented
7 - TYPE OF AUDITORS REPORT Without Qualification

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - Item	2 - CORPORATE TAX NO. (CNPJ)	3 - REGISTERED CORPORATE NAME

01.08 – CASH INCOME DECIDED AND / OR PAID DURING AND AFTER THE QUARTER

1. Item	2. EVENT	3. APPROVAL	4. INCOME	5. START PAYMENT	6. TYPE SHARE	7. INCOME ON SHARE

01.01 - IDENTIFICATION

1. CVM CODE Nº	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

01.09 - PAID-IN EQUITY CAPITAL AND ALTERATIONS DURING THE CURRENT FINANCIAL YEAR

1.ITEM	2. DATE OF ALTERATION	3. VALUE OF EQUITY CAPITAL (R$ 000)	4. VALUE OF ALTERATION (R$ 000)	5. ORIGIN OF ALTERATION	7. Nº SHARES ISSUED (000)	8. SHARE PRICE ON ISSUE (Reais)

01.10 - MARKET RELATIONS DIRECTOR

1. DATE	2. SIGNATURE
August 05, 2003	

01.01 - IDENTIFICATION

1. CVM NO	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

02.01 - EQUITY BALANCE SHEET – ASSETS (R$ 000)

1. CODE N°	2. DESCRIPTION	3. Jun/30/2003	4. Mar/31/2003
1	Total Assets	3,703,859	3,774,318
1.01	Current Assets	585,675	957,978
1.01.01	Cash on hand & banks	253,648	373,025
1.01.02	Credits	76,387	208,338
1.01.02.01	Customer accounts receivable	76,387	208,338
1.01.03	Inventories	145,540	267,142
1.01.03.01	Finished products	38,980	120,969
1.01.03.02	Goods in production	15,936	27,195
1.01.03.03	Raw materials & sundry materials	55,907	104,236
1.01.03.04	Maintenance spares & sundry materials	15,212	14,768
1.01.03.05	Imports under way	19,505	(26)
1.01.04	Others	110,100	109,473
1.01.04.01	Tax receivable	50,587	50,469
1.01.04.02	Advance payments	6,168	9,977
1.01.04.03	Supplier advances	702	3,105
1.01.04.04	Accounts receivable from associated companies	32,450	30,777
1.01.04.05	Dividends receivable from subsidiary companies	17,426	13,269
1.01.04.06	Other accounts receivable	2,767	1,876
1.02	Long-term assets	297,519	858,736
1.02.01	Sundry credits	251,974	248,309
1.02.01.01	Accounts receivable on sale of permanent assets.	0	6,468
1.02.01.02	Deposits in escrow & compensation	149,934	139,595
1.02.01.03	Income Tax rebates	82,263	82,263
1.02.01.04	Properties for sale	3,978	3,592
1.02.01.05	Taxes & levies to offset	153	912
1.02.01.06	Other credits	15,646	15,479
1.02.02	Credits with Related Parties	45,545	610,427
1.02.02.01	With Associated companies	25,407	24,904
1.02.02.02	With Subsidiary companies	20,138	585,523
1.02.02.03	With Other Related Parties	0	0
1.02.03	Others	0	0
1.03	Permanent Assets	2,820,665	1,957,604
1.03.01	Investments	1,978,730	647,396
1.03.01.01	Stakes in Associated companies	9	11
1.03.01.02	Stakes in Subsidiary companies	1,973,381	642,046
1.03.01.02.01	CAF Santa Bárbara	96,787	96,762
1.03.01.02.02	Belgo Bekaert Arames	281,237	272,124
1.03.01.02.03	Belgo Mineira Part.	330,604	111,601
1.03.01.02.04	BMB Belgo Mineira	60,549	60,481
1.03.01.02.05	BMF Fomento Mercantil	41,457	46,442
1.03.01.02.06	Bemex International Ltd.	25,574	30,121

01.01 - IDENTIFICATION

1. CVM N°	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

02.01 - EQUITY BALANCE SHEET – ASSETS (R$ 000)

1. CODE N°	2. DESCRIPTION	3. Jun/30/2003	4. Mar/31/2003
1.03.01.02.07	Belgo Mineira Com. Exp. S.A.- Bemex	3,802	3,882
1.03.01.02.08	BelgoPar S.A.	3,052	2,701
1.03.01.02.09	Itaúna Siderúrgica Ltda.	8,669	8,450
1.03.01.02.10	Belgo Trade S.A.	46	46
1.03.01.02.11	BMS Belgo Mineira Sistemas S.A.	11,525	8,951
1.03.01.02.12	BME Belgo Mineira Engenharia Ltda.	500	485
1.03.01.02.13	BMP Siderurgia S.A.	1,109,579	0
1.03.01.03	Other Investments	5,340	5,339
1.03.02	Property, plant & equipment	812,332	1,250,807
1.03.03	Deferred	29,603	59,401

01.01 - IDENTIFICATION

1. CVM N°	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

02.02 - EQUITY BALANCE SHEET – LIABILITIES (R$ 000)

1. CODE N°	2. DESCRIPTION	3. Jun/30/2003	4. Mar/31/2003
2	Total Liabilities	3,703,859	3,774,318
2.01	Current Liabilities	610,779	762,101
2.01.01	Loans & Financing	197,086	285,071
2.01.02	Debentures	7	6
2.01.03	Suppliers	106,898	128,818
2.01.04	Taxes, dues & levies	60,517	70,104
2.01.04.01	Income tax & social security	48,678	53,492
2.01.04.02	Taxes on industrial operations	11,839	16,612
2.01.05	Dividends Payable	1,209	1,223
2.01.06	Provisions	158,217	175,764
2.01.07	Debts with Related Parties	10,864	7,588
2.01.08	Others	75,981	93,527
2.01.08.01	Wages & charges payable	44,032	51,307
2.01.08.02	Other accounts payable	31,949	42,220
2.02	Long-term liabilities	526,399	562,999
2.02.01	Loans & Financing	287,067	335,719
2.02.02	Debentures	9	9
2.02.03	Provisions	234,813	222,762
2.02.03.01	Provisions Contingencies	234,813	222,762
2.02.04	Debts with Related Parties	0	0
2.02.05	Others	4,510	4,509
2.02.05.01	Income tax	3,575	3,575
2.02.05.02	Others	935	934
2.03	Future earnings	0	0
2.05	Net equity	2,566,681	2,449,218
2.05.01	Paid-in equity capital	1,368,891	1,368,891
2.05.02	Capital reserves	187,858	179,984
2.05.02.01	Shares in Treasury	(3,149)	(3,149)
2.05.02.02	Allocations for investments & others	191,007	183,133
2.05.03	Reassessment reserves	87,901	87,901
2.05.03.01	Company assets	58,286	58,286
2.05.03.02	Subsidiary companies/Associated companies	29,615	29,615
2.05.04	Profit reserves	653,748	653,749
2.05.04.01	Legal	15,950	15,951
2.05.04.02	Statutory	637,798	637,798
2.05.04.03	Contingencies	0	0
2.05.04.04	Future profits	0	0
2.05.04.05	Profits withheld	0	0
2.05.04.06	Special reserve for dividends not distributed	0	0
2.05.04.07	Other profit reserves	0	0
2.05.05	Accumulated Profits / Losses	268,283	158,693

01.01 - IDENTIFICATION

1. CVM N°	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

03.01 - EARNINGS STATEMENT (R$ 000)

1 -CODE N°	2. DESCRIPTION	3 – Apr/01/2003 - Jun/30/2003	4 – Jan/01/2003 - Jun/30/2003	5 – Apr/01//2002 – Jun/30/2002	6 – Jan/01/2002 – Jun/30/2002
3.01	Gross revenues on Sales and/or Services	697,130	1,328,371	523.070	978.927
3.02	Deductions from gross revenues	(162,337)	(316,016)	(124.103)	(227.796)
3.03	Net revenues on Sales and/or Services	534,793	1,012,355	398.967	751.131
3.04	Cost of Goods and/or Services Sold	(356,394)	(669,219)	(258.550)	(485.997)
3.05	Gross earnings	178,399	343,136	140.417	265.134
3.06	Operating expenditures/income	(5,879)	55,613	(29.042)	(26.183)
3.06.01	On Sales	(20,450)	(39,239)	(9.707)	(25.204)
3.06.02	Overhead & Administration	(17,645)	(34,296)	(17.480)	(32.997)
3.06.03	Financial	5,618	52,023	(23.044)	(27.284)
3.06.03.01	Financial Income	(40,902)	(5,717)	94.744	114.968
3.06.03.02	Financial Expenditures	46,520	57,740	(117.788)	(142.252)
3.06.04	Other Operating Income	6,608	24,986	7.488	12.063
3.06.05	Other Operating Expenditures	(15,841)	(41,373)	(11.478)	(16.199)
3.06.06	Equity earnings	35,831	93,512	25.179	63.438
3.06.06.01	Equity earnings	17,918	66,959	41.991	85.528
3.06.06.02	Losses on investments in subsidiary companies	17,913	26,553	(16.812)	(22.090)
3.07	Operating Earnings	172,520	398,749	111.375	238.951
3.08	Non-Operating Earnings	(11,598)	(22,931)	(17.575)	(33.970)
3.08.01	Income	195,822	200,082	4.753	5.203
3.08.02	Expenditures	(207,420)	(223,013)	(22.328)	(39.173)
3.09	Earnings Before Tax / Stakes	160,922	375,818	93.800	204.981
3.10	Provision for Income Tax & Social Security	(51,331)	(107,597)	(22.753)	(48.791)
3.11	Deferred Income Tax	0	0	0	0
3.12	Stakes/Statutory Contributions	0	0	(6.656)	(9.663)
3.12.01	Stakes	0	0	(6.656)	(9.663)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Company capital	0	0	0	0

01.01 - IDENTIFICATION

1. CVM Nº	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

03.01 - EARNINGS STATEMENT (R$ 000)

1 -CODE Nº	2. DESCRIPTION	3 – Apr/01/2003 - Jun/30/2003	4 – Jan/01/2003 - Jun/30/2003	5 – Apr/01//2002 – Jun/30/2002	6 – Jan/01/2002 – Jun/30/2002
3.15	Profit/Loss	109,591	268,221	64.391	146.527
	LOSS	0.01562	0.03823	0,00962	6.694.245
	PROFIT	7,015,829	7,015,829	6.694.245	0,02189
	NUMBER				

1 - OPERATING CONTEXT

The main purpose of Companhia Siderúrgica Belgo-Mineira ("BELGO" or "the Company") is the fabrication of steel, rolled products and wires, as well as holding stakes in any other enterprises that are directly or indirectly related to its registered corporate purpose.

The Company also holds takes in associated and subsidiary companies (See Explanatory Note N° 5)

Until June 30, 2003, the Company ran an integrated steel complex (João Monlevade, Minas Gerais State), a wires plant (Sabará, also in Minas Gerais State), and two electric steel-shops and rolling mills (Cariacica, Espírito Santo State) and Piracicaba (São Paulo State), in addition to fourteen distribution depots for its products and four *Belgo Pronto* fast delivery depots at Fortaleza, Ceará State, São Paulo, São Paulo State, Brasília, Federal District and Juiz de Fora, Minas Gerais State.

As mentioned in Explanatory Note N° 5 (D), the electric steel-shops and rolling mills were transferred to an indirect subsidiary – BMP Siderurgia S/A, – on June 30, 2003, together with twelve distribution depots and three *Belgo Pronto* fast delivery depots, leaving only the Monlevade integrated steel complex and the Sabará wires plant in Minas Gerais State linked directly to the Company, in addition to three distribution depots for its products Contagem, Minas Gerais State, Joinville, Santa Catarina State, and Fortaleza, Ceará State. Due to these asset transfers, the composition of the equity balance sheet of the Company on June 30, 2003 altered significantly compared to the previous Quarter. In order to allow easier comparisons among the balance sheet accounts affected by these transfers, on the following page the Company presents the balances for June 30, 2003 on the same bases as for March 31, 2003 (prior to transferring the assets to BPMS).

As stated in Explanatory Note No. 14, significant portions of its operations are conducted with related parties, particularly its subsidiary company Belgo-Mineira Bekaert Arames S.A., undertaken at prices and conditions compatible with those in effect on the market, in view of the volumes and periods of these transactions.

04.01 – EXPLANATORY NOTES

Equity Balance Sheet of Belgo-Mineira (Parent Company) on June 30, 2003 before the transfer of the assets to BMPS, compared to March 31, 2003:

	2003	
	June 30	March 31
ASSETS		
Cash on hand & banks	253,648	373,025
Customers	162,192	208,338
Inventories	319,530	270,247
Tax rebates	62,882	50,469
Other accounts receivable	60,191	55,899
TOTAL CURRENT ASSETS	**858,443**	**957,978**
Accounts receivable from subsidiary & associated companies	420,232	610,246
Tax rebates	82,263	82,263
Other accounts receivable	169,788	166,227
TOTAL LONG-TERM ASSETS	**672,283**	**858,736**
Investments in Subsidiary & associated companies	863,811	642,057
Other Investments	5,340	5,339
Property, plant & equipment	1,312,215	1,250,807
Deferred	37,318	59,401
TOTAL PERMANENT ASSETS	**2,218,684**	**1,957,604**
TOTAL ASSETS	**3,749,410**	**3,774,318**
LIABILITIES		
Suppliers	150,233	128,818
Financing	197,095	285,077
Wages, Taxes & Charges	102,219	121,411
Sundry Provisions	158,217	175,764
Other accounts payable	47,445	51,031
TOTAL CURRENT ASSETS	**655,209**	**762,101**
TOTAL LONG-TERM LIABILITIES	**527,516**	**562,999**
TOTAL NET EQUITY	**2,566,685**	**2,449,218**
TOTAL LIABILITIES	**3,749,410**	**3,774,318**

2 - MAIN ACCOUNTING PRACTICES

This information in this Quarterly Report (ITR) was prepared according to the main accounting principles under Brazilian Company Law and in compliance with the rules issued by the Brazilian Securities Commission (CVM - *Comissão de Valores Mobiliários*), presented in thousands of Reais unless expressly stated otherwise.

[A] Calculation of earnings

The earnings are calculated on an accrual basis by financial year.

The sales revenues on products are posted under earnings when all risks and benefits inherent to the product are transferred to the purchaser.

[B] Assets and liabilities in foreign currency

Monetary assets and liabilities in foreign currencies were converted into Reais at the foreign exchange rate on the closing date of the balance sheet. The differences deriving from currency conversions were posted in the Earnings Statement.

[C] Current and long term assets

Inventories are shown at the average purchase or production costs, below replacement costs or realization values. Imports under way are shown at the accumulated cost for each transaction.

The remaining assets other than short-term financial investments in funds offering only federal government foreign exchange notes that are subject to the market marking rule (see Explanatory Note 3), are presented at the lower figure between cost or realization value including income, brought in through to the date of the Balance Sheet, when applicable.

The provision for doubtful accounts is based on an analysis undertaken by the Management, taking into consideration the economic context, past experience and the specific and overall risks of the accounts receivable portfolio.

[D] Permanent assets

Shown at acquisition, formation or construction cost, restated through to December 31, 1995 and based on official indexes, together with the following aspects:

- The investments in the subsidiary and associated companies are assessed by the equity earnings method, with premiums added or discounts deducted, when applicable;

- The other permanent investments are assessed at acquisition cost, after deducting the provision for devaluation, when applicable.

- . The discounts posted by the Company on the acquisition of investments based on other economic reasons will be amortized only on their divestment / write-off;

- The lands account includes the results of re-appraisals;

- The depreciation of property, plant and equipment is calculated by the linear method at the rates mentioned in Explanatory Note No. 6 (A), taking into account the duration of the useful life of the assets and posted mainly at production cost;

- The deferred is represented mainly by a premium on the acquisition of the subsidiary company taken over (Explanatory Note No. 7 (B)), which is being amortized over a period of ten years.

[E] Current and long term liabilities

These are shown at known or calculable values, in addition to the corresponding charges and monetary and foreign exchange variations, when applicable, on a *pro rata diem* basis through to the closing date of the balance sheet.

[F] Provisions

A provision is posted in the balance sheet when the Company has a legal or established obligation resulting from a past event, and it is probable that some economic resources will be required to settle the obligation. The provisions are registered on the basis of the best estimates of the risk involved.

[G] Income Tax and Social Security

Current and deferred Income Tax and Social Security are calculated on the basis of the effective Income Tax and Social Security rates on net profits adjusted by the permanent and temporary differences stipulated by Brazilian Tax Law.

The deferred tax assets of the Company derive solely from temporary differences (mainly provisions for civil, commercial labor and tax contingencies), and were established in compliance with CVM Instruction n° 371 dated June 27, 2002.

The electric steel-shop in Vitória, Espírito Santo State that was transferred to BMPS (see Explanatory Notes 1 and 5 [D]) benefits from a tax incentive on Exploitation Profits.

04.01 – EXPLANATORY NOTES

3 – CASH ON HAND AND BANKS

	2003	
	June 30,	March 31,
Cash on hand & banks – account movement	4,2433	20,374
Short-term financial investments	240,405	352,651
Total	**253,648**	**373,025**

The short-term financial investments of the company consist of:

Type	Rate	Liquidity	June 30	March 31
Exclusive Fund – Federal Government Foreign Exchange Papers	Quota (US$)	Immediate	240,196	352,451
Others			209	200
			249,405	**352,651**

Short-term financial investments in the fund holding only federal government foreign exchange notes are subject to the appraisal rules established in Circular N° 3,096 issued by the Brazilian Central Bank (BACEN – *Banco Central do Brasil*) on March 6, 2002. This Circular stipulates that the registration and appraisal of papers and securities in the portfolios of exclusive investment funds, when open for trading or available for sale, should made be at their respective market values ("market marking").

4 – CUSTOMER ACCOUNTS RECEIVABLE

		2003
	June 30	March 31
Customer accounts receivable		
Domestic market	36,712	50,246
Third parties	40,690	115,302
Associated and subsidiary companies	77,402	165,548
Exports	82,444	117,982
Provision for doubtful accounts	(5,372)	(7,170)
Discounted foreign exchange notes and duplicate invoices	(78,087)	(69,022)
Total	**76,387**	**208,338**

The significant shrinkage in the balance compared to March 31, 2003 is due mainly to the capitalization of customer receivables in the amount of R$ 85,805 (for the Piracicaba, São Paulo) and Vitória, Espírito Santo) mills, in the indirect subsidiary BMP Siderurgia S.A (See Explanatory Note N° 5 [D]).

04.01 – EXPLANATORY NOTES

5 - STAKES IN SUBSIDIARY AND ASSOCIATED COMPANIES

[A] Movement:

December 31, 2002	**605,256**
Proposed interest on capital - BBA	(6,566)
Proposed interest on capital - BMB	(1,292)
Dividends received – BMB	(2,971)
Dividends received – BBA	(717)
Write-off of investment - Estrutura Net	(694)
Equity earnings	49,041
March 31, 2003	**642,057**
Proposed interest on capital - BBA	(7,377)
Proposed interest on capital - BMB	(3,296)
Proposed interest on capital - BMF	373
Proposed dividends - BMF	(8,078)
Capitalization AFAC – BMB	227,542
Dividends received – BMB	(5,326)
Premium BMP SIderurgia (See Explanatory Note N° 5 [D])	1,109,579
Equity earnings	17,918
June 30, 2003	**1,973,390**

04.01 – EXPLANATORY NOTES

[B] The relevant information on the subsidiary and associated companies on June 30, 2003 is shown below:

	BMP (a)	BMPS (b)	Belgo Bekaert Arames (a)	BMB (a)	Guilman Amorim	CAF (a)	Others	Total
Shares / Quotas owned								
June 30, 2003	90,265,916	1,109,578,885	346,900,787	366,433	510	9,771,068	499,999	-
March 31, 2003	29,704,131	-	346,900,787	366,433	510	9,771,068	499,999	-
% Stake in voting capital								
June 30, 2003	99.99	48.35	54.86	55.50	51.00	100.00	100.00	-
March 31, 2003	99.99	-	54.86	55.50	51.00	100.00	100.00	-
% Stake in total capital								
June 30, 2003	99.99	72.43	54.86	55.50	51.00	100.00	100.00	
March 31, 2003	99.99	-	54.86	55.50	51.00	100.00	100.00	
Equity capital								
June 30, 2003	267,543	1,532,000	272,329	17,793	37,450	68,788	500	
March 31, 2003	40,000	-	272,329	17,793	37,450	68,788	500	
Net Equity								
June 30, 2003	330,637	(33,856)	526,106	109,097	(48,404)	96,787	3,052	
March 31, 2003	111,613	-	509,492	108,974	(83,528)	96,762	2,701	
Net profit (loss)								
Half-year ending on June 30, 2003								
2003	(317)	102,321	80,221	32,955	52,065	1,165	403	
2002	35,059	-	53,686	15,934	(28,783)	(2,407)	(287)	
Investments Balance								
June 30, 2003								
Investment Value / MEP	330,604	-	288,595	65,876	-	96,787	89,392	871,254
Premium (Discount)	-	1,109,579	(7,358)	-	-	-	(85)	1,102,136
Total Investment Value	330,604	1,109,579	281,237	65,876	-	96,787	89,307	1,973,390
March 31, 2003								
Investment Value / MEP	111,061	-	279,482	60,481	-	96,762	101,174	649,500
Premium (Discount)	-	-	(7,358)	-	-	-	(85)	(7,443)
Total Investment Value	111,601	-	272,124	60,481	-	96,762	101,089	642,057
Provisions for uncovered liabilities								
June 30, 2003	-	-	-	-	(24,687)	-	-	(24,687)
March 31, 2003	-	-	-	-	(42,599)	-	-	(42,599)
Equity earnings								
Half-year ending on June 30, 2003								
2003	(317)	-	44,005	19,277	-	1,165	2,829	66,959
2002	35,054	-	29,447	8,843	-	(407)	12,591	85,528

(a) The accounting information on these subsidiary companies also underwent a special review by the Auditors in order to appraise the net equity used as the basis for calculating the equity earnings of the Parent Company;

(b) BMPS is a wholly-owned subsidiary of BELGO, holding a direct stake of 72.43% and an indirect stake of 27.56% through its subsidiary company BMP.

The discounts posted by the Company and grounded on other economic reasons will be realized only on the divestment / write-off of the investments.

04.01 – EXPLANATORY NOTES

[C] The indirect stakes held by the Company are summarized below:

	Percentage Stakes held in 2003	
	June 30	March 31
Subsidiary companies		
Belgo-Mineira Uruguay S.A.	100.00	100.00
Jossan S.A.	54.33	54.33
PCM – Picchioni Belgo-Mineira DTVM S.A.	74.50	74.50
Associated companies		
Acindar Industria Argentina de Aceros S.A.	20.44	20.44
Cimaf Cabos S.A.	27.43	27.43
Procables S.A.	26.19	26.19
Productos de Aceros S.A. – PRODINSA	27.43	27.43
Wire Rope Industries Limited	27.43	27.43

[D] Acquisition of Mendes Júnior Siderurgia S.A.

As announced by the Company through the Relevant Fact dated March 14, 2003, on that date the negotiations on the Juiz de Fora Project were completed, resulting in the acquisition of the Mendes Júnior Siderurgia S.A. (MJS) steel complex by subsidiary company Belgo-Mineira Participação Indústria e Comércio S.A. (BMP), changing its name on this same date to the BMP Siderurgia S.A. (BMPS).

Due to this acquisition, the results posted by BMPS will be consolidated with the BELGO figures from April 1, 2003.

On June 1, BMPS started to run the Juiz de Fora Mill directly, thus terminating the lease contract for this mill with BMP.

Also on June 1, an Extraordinary General Meeting was held at BMPS that approved the decisions taken by its parent company BMP in order to: (i) remedy the portion of the accumulated losses posted in its accounting system, in the amount of R$ 4,056 million through absorption into the accounts payable to BMP (which were posted with the BMP parent company at an acquisition cost of R$ 244 million, and that were transferred to ii cost – premium); and (ii) increase in the BMPS capital by BMP through credits, assets and cash, including the credit arising from the transfer of the establishments consisting of the Juiz de Fora Mill, the Screen and Mesh Plant in São Paulo, and the respective Distribution Centers and Depots, totaling R$ 369 million (also posted with BMP at investment cost - premium).

04.01 – EXPLANATORY NOTES

On June 30, 2003, BELGO increased he BMPS capital in a total amount of R$ 1,109 million, as follows:

1) R$ 564 million through the transfer to BMPS of assets consisting of the electric steel shop at Piracicaba, Distribution Centers and credits arising from the sale of the electric steel shop at Vitória, and other branches;

2) R$ 83 million in properties;

3) R$ 462 million in credits arising from the acquisition of investments and credits held against BMU, which holds a stake in Acindar Industria Argentina de Aceros.

With the transfer of the industrial plants and commercial establishments listed above, from June 2003 BELGO began to work mainly with the segment specializing in industrial products (long steel goods for industry in general), consisting of the Monlevade Integrated Steel Complex in Minas Gerais State, the Sabará Plant and three other Distribution Centers, with BPMS in charge of the civil construction segment for the Belgo-Mineira Group.

Despite the capitalization transactions described above, and the establishment of tax credits totaling R$ 99 million due to tax losses and negative bases built up by BMPS in previous financial years that should be recovered through the future earnings projected for the Juiz de Fora Mill, BMPS ended the half-year with net equity that was still negative at R$ 33 million (which is why the entire investment balance in BMPS is shown as a premium).

The premium on the BMPS capitalization transactions – totaling R$ 1,750 million (R$ 1,109 million with BELGO and the remainder with the subsidiary BMP) – is grounded on a future profitability study prepared by a specialized firm, and will be amortized in five years.

The tax credits already recognized and still to be recognized are based on CVM Instruction N° 371/2002 issued by he Brazilian Securities Commission (CVM – *Comissão de Valores Mobiliários*).

[E] Investments in ACINDAR

Through its wholly-owned indirect subsidiary Belgo-Mineira Uruguay S.A. (BMU), the parent company signed several agreements in December 2000 establishing the bases for a strategic association with the main shareholders in ACINDAR Indústria Argentina de Aceros S.A., a company in which BMU is also a shareholder, and that is rated as strategic asset by Belgo for its operations in South America.

Consequently, this subsidiary allocated investments to ACINDAR equivalent to US$ 190 million through to June 30, 2003, with US$ 60 million in shares representing 20.4% of its equity capital and US$ 102 million in Tradable Convertible Bonds (ONCs) and Subscription Bonds, while also acquiring option rights to acquire new ACINDAR shares worth US$ 28 million. The BMU subsidiary acquired these assets mainly through financing taken out with the Parent Company. On March 31, 2003, this financing totaled R$ 330,146, posted under long-term assets.

04.01 – EXPLANATORY NOTES

Benefiting from the devaluation of the peso and the rationalization measures implemented in 2001, 2001 and 2003, ACINDAR has been operating at full capacity, posting significant sales volumes on the Argentine and export markets, with significant improvements in its operating earnings and financial indicators.

The auction for purchasing its dollarized debt totaling US$ 40 million was held during the second quarter, obtaining a discount the of 30% on the face value, while also settling credits in *Pesos* with discounts of around 32.5%.

The renegotiation of the ACINDAR financial debt through the Creditors Committee progressed with the banks, and is now at the stage of preparing the Extrajudicial Preventive Agreement (APE). Once ratified by the Courts, this Argentine procedure is binding on all the other creditors, regardless of whether or not they adhere to it.

In order to underpin the feasibility of this agreement, BELGO will provide financial support as follows:

1) Swap of Belgo credits totaling some US$ 25 million for Argentine stock-convertible bonds (ONCs), maturing in 2012 and remunerated annually at 3% in cash and 3% in new papers of the same type, calculated on the dollar value of these papers;

2) Subscribing an additional amount of up to US$ 30 million in fresh funding for these same ONCs, of which some US$ 8 million had been paid in against future subscriptions by June 2003;

3) Guaranteed repayment of the Senior Notes to be issued by ACINDAR in replacement of the renegotiated debt, up to US$ 48 million.

Through to the termination of the renegotiation agreement with the creditors and until a clearer view is obtained of the medium-term outlook for the Argentine economy, the Parent Company will set aside a provision to cover possible future loses due to the BMU/ACINDAR operations totaling R$ 127,523, entered under the "Contingencies Provision" heading in the Current Liabilities.

6 - PROPERTY, PLANT AND EQUIPMENT

[A] Composition:

	2003				
			June 31	March 31	
	Restated / Re-Assessed Cost	Accumulated Depreciation	Net	Net	Annual Depreciation Rates (%)
Land	99,422		99,422	128,232	
Industrial buildings & offices	149,902	(64,017)	85,884	134,589	2.5
Industrial equipment & facilities	1,058,821	(498,105)	560,716	711,192	5
Others	70,511	(29,221)	41,290	53,550	10 - 20
Works under way	22,485		22,485	160,879	
Supplier advances	2,535		2,535	62,365	
	1,403,676	**(591,343)**	**812,332**	**1,250,807**	

[B] Movement

	Cost	Accumulated Depreciation	Net
March 31, 2003	**1,914,346**	**(60,539)**	**1,250,807**
Additions	83,249	-	83,249
Divestments, write-offs & transfers	(620,919)	118,256	(502,663)
Depreciation	-	(19,081)	(19,061)
June 30, 2003	**1,403,676**	**(591,344)**	**812,332**

The additions during the Quarter refer mainly to acquisitions for projects and industrial upgrades, particularly expanding the bars production capacity at the Piracicaba plant, absorbing investments of R$ 79,415.

The write-offs consist largely of the net amount of R$ 499,882 due to the capitalization of BMPS (See Explanatory Note N° 5 [D]).

The depreciation entered in the accounts for the Quarter ending on June 30, 2003 consists of amounts assigned to the production costs (R$ 17,426) and operating expenditures (R$ 1,635).

7 - DEFERRED

[A] Composition of Deferred:

	2003				
	June 30			March 31	
	Cost	Accumulated Amortization	Net	Net	Annual Amortization Rates (%)
Being amortized:					
- Expansion Projects	372	(77)	295	3,846	10
- Premium on acquisition of taken-over subsidiary	58,477	(29,263)	29,214	30,676	10
For amortization (expansion projects)	94		94	24,879	
	58,943	(29,340)	29,603	59,401	

[B] The premium on the acquisition of the taken-over subsidiary company originates in the acquisition of the stake in Belgo-Mineira Piracicaba S.A. (formerly Dedini), taken over in May 2000 and being amortized over ten years, according to the future profitability study carried out by independent experts.

8 – LOANS AND FINANCING

[A] The balance for Loans and financing is as follows:

	2003	
	June 30	March 31
Short-term		
R$		
Working Capital	11,295	19,713
Property, plant and equipment	69,321	71,050
US$		
Advance foreign exchange sale	107,154	176,940
Property, plant & equipment	9,316	17,368
	197,086	285,071
Long-term		
R$		
Property, plant and equipment	181,566	193,544
US$		
Advance foreign exchange sale	75,789	107,486
Property, plant and equipment	29,712	34,689
	287,067	335,719
	484,153	620,790

04.01 – EXPLANATORY NOTES

[B] The long-term portion expires as shown below:

		2003
	June 30	March 31
2004	100,526	101,984
2005	80,974	129,091
2006	46,187	45,912
2007 onwards	59,380	58,731
	287,067	335,719

[C] Interest Rates:

Financing in Brazilian currency is subject to weighted interest at 16.54% p.a. (Match 31, 2003 – 15.91%), while financing in foreign currency is subject to weighted interest at 4.25% p.a.(March 31, 2003 – 4.65%), plus foreign exchange variation.

[D] Guarantees:

The financing taken out by the company is guaranteed by collateral consisting of items in the fixed assets limited to R$ 209,893 – financing value (same value as in March 31, 2003).

9 – PROVISION FOR CONTINGENCIES

The Management of the Company reviews the known contingencies on a quarterly basis, assessing the possibility of future losses and adjusting the provision for contingencies as required.

On June 30 and March 31, 2003, the balance of the provisions posted by the Company was as follows:

		2003
	June 30	March 31
Tax, civil and labor contingencies	239,405	226,237
Provision for losses with ACINDAR (Explanatory Note N° 5 [E])	127,523	127,523
Uncovered liabilities – Guilman-Amorim	24,687	42,599
Other provisions	1,415	2,197
Total	393,030	398,556
Current Liabilities	158,217	175,764
Long-term Liabilities	234,813	222,762
Total	393,030	398,526

In addition to the provisions already established, the Company has several contingencies consisting of civil, fiscal, tax, environmental and labor suits under way. With their chances of success rated as possible in the opinion of the house counsel and outside legal advisers, these contingencies totaled approximately R$ 481,000 on June 30, 2003 (R$ 350,000 on March 31, 2003).

Posted under Long-Term Assets, deposits in escrow reached R$ 149,934 (March 31, 2002 – R$ 139,595), and are linked to civil, tax and labor cases (mainly PIS / Cofins).

10 – INCOME TAX AND SOCIAL SECURITY

[A] Deferred income tax and social security:

	June 30	
	2003	**2002**
Income Tax		
Rebates on temporary additions	64,751	64,751
Social security		
Rebates on temporary additions	17,512	17,512
On Long-Term Assets	**82,263**	**82,263**
Income Tax		
On depreciation with incentives	3,575	3,575
On Long-Term Liabilities	**3,575**	**3,575**

The deferred tax assets of the Company derive solely from temporary additions (mainly provisions for civil, commercial, tax and labor contingencies), entered in the Financial Statements in compliance with Instruction N° 371/02 issued by the Brazilian Securities Commission (CVM – *Comissão de Valores Mobiliários*).

The expectations for realizing these assets are shown in the following Table:

Financial Year	Realization
2003	10,752
2004	40,838
2005	15,005
2005	2,238
2007	2,238
2008 – 2011	11,192
Total	**82,263**

04.01 – EXPLANATORY NOTES

[B] Income tax and social security on earnings:

				June 30
		2003		2002
	Income Tax	Social ecurity	Income Tax	Social Security
Profit before Income Tax, Social Security, employee profit-sharing and statutory allocations	**375,818**	**375,818**	**195,318**	**195,318**
Temporary net additions (exclusions)				
Provisions for:				
Civil & Labor Lawsuits	3,825	3,825	5,944	5,944
Special Repairs	1,624	1,624	25,000	25,000
Loss of Credits	(503)	(503)	1,177	1,177
Doubtful Accounts	(697)	(697)	-	-
Devaluation of Investments	693	693	(300)	(300)
Devaluation of Other Assets	7,697	7,697	-	-
Profit-Sharing	2,075	2,075	1,468	1,468
Premium on Earnings			(6,595)	(6,595)
Sum of temporary additions (exclusions)	**14,714**	**14,714**	**26,694**	**26,694**
Permanent net additions (exclusions				
Equity earnings	(93,512)	(93,512)	(63,438)	(63,438)
Interest on capital received	18,160	18,160	11,363	11,363
Excess Depreciation	21,768	19,874	2,569	1,019
Bonuses	72	-	2,288	-
Contributions & Donations	1,405	1,405	1,411	1,411
Non-Deductible Expenses	1,177	1,177	303	303
Others	69	69	-	-
Sum of permanent additions (exclusions)	**(50,861)**	**(50,827)**	**(45,504)**	**(49,342)**
Total additions (exclusions)	**(36,147)**	**(38,133)**	**(18,810)**	**(22,648)**
Calculation Basis	**339,671**	**337,705**	**176,508**	**172,670**
Effective Rate	25%	9%	25%	9%
Income Tax & Social Security	**(84,906)**	**(30,393)**	**(44,115)**	**(15,540)**

04.01 – EXPLANATORY NOTES

[C] Reconciliation between income tax and social security calculated and the respective amounts entered under the earnings for the quarter:

				June 30
		2003		2002
	Income Tax	Social Security	Income Tax	Social Security
Income Tax & Social Security	**(84,906)**	**(30,393)**	**(44,115)**	**(15,540)**
Book-Entry Tax Credits				
On temporary additions	8,588	2,748	12,390	3,965
Realization of depreciation with incentives	473	-	387	-
On other credits	17			
	9,078	2,748	12,777	3,965
Book-Entry Tax Debits				
On temporary exclusions	(4,909)	(1,571)	(5,717)	(1,830)
On other debits				
	(4,909)	(1,571)	(5,717)	(1,830)
Other (expenditures) revenues				
Tax incentives	1,946	-	1,443	-
Income Tax / Social Security Adjustment – Reassessment Reserve		7	-	-
Others	(75)	479	226	-
	1,871	486	1,669	-
Total revenues (expenditures) – Income Tax & Social Security	**(78,866)**	**(28,730)**	**(35,386)**	**(13,405)**

11 – NET EQUITY

[A] Movement during the period:

December 31, 2002	**2,290,593**
Social Security on realization of reassessment reserve	(6)
Net profit for the quarter	158,631
March 31, 2003	**2,449,218**
Tax Incentives Reserve – Exploration Profit Corporate Income Tax 2003 / Base Year 2003	7,872
Net Profit for Quarter	109,591
June 30, 2003	**2,566,681**

04.01 – EXPLANATORY NOTES

[B] Subscribed and paid-in equity capital:

This is represented by 7,084,129,000 registered book-entry shares, consisting of 3,905,001,000 common shares and 3,179,128,000 preferred shares, with no face value. These shares are held by approximately 10,500 shareholders. Each common share has the right to one vote in the decisions of the General Meeting.

The Company holds 68,300,000 preferred shares in Treasury, at a cost of R$ 3,149.

[C] Reserves:

(i) Capital reserve:
Allocations set aside for investments and others – refers mainly to the tax incentive for the Tax on Industrialized Products (IPI - *Imposto Sobre Produtos Industrializados*) (Law No. 7,554/86) effectively received. This incentive expired in 1993.

(ii) Reassessment reserves
They reflect the reassessment undertaken by the Company and its stake in the corresponding reserve established by its subsidiary Belgo Bekaert Arames S.A., which will be transferred to accumulated profits as the assets (lands) covered by the reassessment are realized through either divestment or write-off;

(iii) Profits Reserves:

- Legal reserve – established on the basis of 5% of the net profit for each financial year up to 20% of the equity capital;
- Statutory reserve – established on the basis of 5% to 75% of the net profit for the financial year, intended to underwrite the expansion of corporate activities, either directly or through subsidiary or associated companies, with such deductions ceasing when this reserve reaches 80% of the subscribed equity capital;
- Profits reserve and balance of the accumulated profits account – in previous years these amounts were allocated to underwriting investments and increasing the working capital for the normal activities of the Company;
- Other profit reserves (capital increase reserve) – based on the realized amount in the future profits reserve built up in previous years, after deduction of the corresponding proposed dividends and established in compliance with Brazilian law.

[D] The By-Laws of the company stipulate the allocation of at least 25% of the net profits for the financial year, restated in compliance with Brazilian Company Law, for payment of the mandatory dividends to the shareholders. The preferred shares have the right to a dividend 10% higher than that allocated to the common shares, as stipulated by Law N° 10,303/2001.

[E] There were no alterations to the shareholders' rights between March and June 2003.

12 – INSURANCE COVERAGE

Corporate policy is to take out insurance coverage in the amounts deemed necessary to provide protection against the risks involved. The Company takes out operating risks insurance that provides protection against material damages and loss of gross revenues (halt in production), with an indemnity period for a halt lasting up to 12 (twelve) months. The current policy remains effective through to January 1, 2004. The insurance policies provide the following coverage (not audited):

		2003
	June 30	March 31
Insured assets	560,040	653,855
Property, plant and equipment (*)	55,859	65,216
Inventories	615,899	719,071

(*) Coverage by event.

13 - FINANCIAL INSTRUMENTS

The financial instruments of the Company are posted under the equity accounts on March 31, 2003 and June 30, 2003 at values compatible with those in effect on the market on these dates. The administration of these instruments is handled through operating strategies seeking liquidity, profitability and security. The control policy consists of permanently monitoring the contracted rates compared to those in effect on the market, adjusting its short-term financial investments to the market.

[A] Credit Risk

The sales policy of the Company is subject to the credit standards established by its Management, which are designed to minimize any possible future problems caused by customer default. This objective is achieved through selecting customers by their payment capacity (credit analysis) and diversifying its sales (spreading the risk). The Company also has a significant provision for doubtful accounts, totaling R$ 5,372 (R$ 6,170 on March 31, 2003), representing 14.9% of the balance of the open accounts receivable on the domestic market, in order to cover the credit risk.

[B] Foreign Exchange Risk

As a significant portion of its liabilities (suppliers and financing) consists of obligations in foreign currency (mainly US dollars), the earnings of the Company may be severely affected by variations in the foreign exchange rate.

04.01 – EXPLANATORY NOTES

In order to mitigate the possible future effects of foreign exchange variations, its Management has been adopting a policy of keeping almost all its cash on hand in short-term financial investments tied to the foreign exchange rate, as shown in the following Table:

US$ 000

Assets (Liabilities)	June 30, 2003	March 31, 2003
A) Loans / Financing / Suppliers (Exports)	(94,688)	(119,024
B) Short-term financial investments / balances – accounts receivable (Exports)	97,131	127,141
Net Exposure (A - B)	2,443	8,117

In addition to the net dollar position on June 30, 2003 shown above, the following net balance should also be stressed for corporate activities outside Brazil planned for July through December 2003 (data not audited):

	US$
A) Exports	68,147
B) Imports	(36,647)
Net balance (A – B)	31,500

[C] Price Risk

With exports accounting for some 22% of the revenues forecast for 2003, any possible future volatility in foreign exchange rate in fact represents a price risk that may have adverse effects on the planned earnings of the Company. This risk may be minimized to a significant extent by the import volumes planned by the Parent Company for July through December 2003, as shown above.

The Company does not invest in any other derivatives or high-risk assets.

14 - RELATED PARTIES

The main balances and transactions with the subsidiary and associated companies are carried out under conditions compatible with those in effect on the market, considering prices, periods, financial charges, etc., and are included in the Quarterly Report for June 30, 2003, summarized as follows:

	Assets		Liabilities	Quarter ending on June 30, 2003			
	Current	Long-term	Current	Sales	Procurement	Other Expenditures	Other Revenues
BMP	21,672	-	1,286	18,570	26,312	725	1,736
BMPS	3,160	-	-	1,596	5,598	28	-
BelgoPar	-	-	457	-	-	-	-
CAF	5	20,137	209	-	43	-	-
Belgo Bekaert Arames	51,183	-	1,230	322,810	6,415	-	20,516
Jossan	2,176	-	-	15,522	-	-	218
BMB	5,936	-	-	37,219	-	-	5,143
BMS	1	-	10	-	1,284	2,701	-
BMF	-	-	-	-	-	-	2,115
Guilman-Amorim	-	-	-	-	13,551	692	-
BMU	-	-	-	-	-	-	6,650
Itaúna	90	-	81	15	11,346	-	-
Acindar	-	25,407	-	-	-	-	-
Cimaf Cabos	2,769	-	-	-	-	-	326
BEMEX International	2,939	-	483	-	-	-	446
Total	90,381	45,544	3,756	395,732	64,549	4,146	37,150

15 – OTHER INFORMATION

[A] Obligations with Post-Employment Benefits

In 1982, the company signed up for the pension plan offered by Bradesco Previdência e Seguros S.A., with the intention of supplementing (i) the retirement incomes of the participants and (ii) the pensions granted to the surviving spouses of deceased participants.

The Company pays in monthly contributions on a par with the employee contributions, as stipulated by Bradesco Previdência e Seguros S.A., restated on a half-yearly basis. These contributions cease when the employee leaves the Company or retires.

The cost to the company over the half-year ending on June 30, 2003 was R$ 3,762 (June 30, 2002 – R$ 2,216).

The future benefits to be paid out are the responsibility of Bradesco Previdência e Seguros S.A. The Company is neither committed nor obliged to cover any underfunding in the supplementary pension scheme.

[B] Remuneration of the Management

During the half-year ending on June 30, 2003, the Directors and the Board received remuneration f R$ 1,673 (June 30, 2003 – R$ 2,966).

04.01 – EXPLANATORY NOTES

05.01 – COMMENTS ON THE PERFORMANCE OF THE COMPANY DURING THE QUARTER

Parent Company (1st Half-Year)

Net revenues

+ 34,8%

R$ 1,012.4 million

Operating margin

25.0%

EBIT : R$ 253.2 million

EBITDA Margin

29.0%

EBITDA : R$ 293.6 million

ROCE

26.3%

Summary of Performance for January - June 2003 and 2002

STEEL SECTOR

Production volume of rolled products up 2.1% compared to the first six months of 2002

Domestic Sales –7.2%, affected mainly by the civil construction segment

Exports + 9.8%

Total Sales –3.3%

PARENT COMPANY

EBITDA of R$ 293.6 million, 26.6% above the R$ 231.9 million posted for the first half of 2002.

Net profits of R$ 268.2 million, well above the R$ 146.5 million posted for the first six months of 2002 and reflecting the positive effects of market marking.

Investments of R$ 83.3 million during the quarter, allocated mainly to expanding production capacity. Investments during the first half-year reached R$ 142.8 million, not including the capital increase at BMP/BMPS.

Productivity: 937 tons/man/hour, 1.7% higher than the 906 tons/man/hour obtained during the same period the previous year.

HIGHLIGHTS

ACINDAR: Forging ahead with its restructuring plan, the company is posting good operating earnings, buoyed by domestic and foreign sales, with satisfactory margins. The renegotiation of its debt is moving into the final phase.

BMP Siderurgia S/A: The MJS purchase option was taken up, and its name changed to BMP Siderurgia S.A. "BMPS". From July 2003 onwards, BMPS will run the Vitória and Piracicaba Mills; it has been running the Juiz de Fora Mill since June 1, 2003.

Consolidated Earnings: The consolidated net profits after the stakes held by the non-controlling shareholders reached $373.2 million (+ 155.6%) for the first half of 2003, largely because of a R$ 99 million tax credit arising from the corporate restructuring of the Steel Sector and that does not represent immediate cash gains.

05.01 – COMMENTS ON THE PERFORMANCE OF THE COMPANY DURING THE QUARTER

Comments on Performance: January – June 2003 and 2002

The Company presents an analysis of its operating and financial performance during the six months of 2003 and 2002, as well as for the second quarter compared to the first quarter of the current year.

Table 1
Output: Belgo Companies (Unit 10^3 tons)

	2003		Δ%	2002	2003	Δ%
	1Q	2Q		1Q	1Q	
STEEL SECTOR						
CRUDE STEEL						
- Parent Company (Monlevade, Vitória & Piracicaba Mills)	487.1	508.6	4.4	993.0	995.7	0.3
- BMP/BMPS (Juiz de Fora Mill)	222.4	206.5	(7.1)	396.0	428.8	8.3
Total	**709.5**	**715.1**	**0.8**	**1,389.0**	**1,424.6**	**2.6**
ROLLED PRODUCTS						
- Parent Company (Monlevade, Vitória & Piracicaba Mills) & Itaúna	453.4	465.4	2.6	950.4	918.8	(3.3)
- BMP/BMPS (Juiz de Fora Mill)	223.2	205.2	(8.1)	369.4	428.4	16.0
Total	**676.6**	**670.6**	**(0.9)**	**1,319.8**	**1,347.2**	**2.1**
WIRES SECTOR						
- BBA / BMB / JOSSAN	**151.0**	**144.5**	**(4.3)**	**297.6**	**295.5**	**(0.7)**

Economic activities slowed down during the second quarter of 2003.

However, we believe that the third quarter will see an improvement, spurred by the recent rise in the value of the Real and dropping inflation that may well usher in lower interest rates. Together with other monetary and economic policy measures, this might well kick-start the Brazilian economy by year-end 2003 or early 2004.

During the first six months of 2003, Belgo boosted its output of crude steel and rolled products by 2.6% and 2.1% respectively, with wire products remaining relatively stable.

05.01 – COMMENTS ON THE PERFORMANCE OF THE COMPANY DURING THE QUARTER

The sales volumes and variations for rolled products and wires are distributed as follows:

Table 2
Sales: Belgo Companies (Unit 10^3 tons)

	2003			2002	2003	
	1Q	2Q	Δ%	1Q	1Q	Δ%
DOMESTIC MARKET						
Steel Sector (*)						
. Parent Company (Monlevade, Vitória & Piracicaba Mills) & Itaúna	330.5	324.4	(1.8)	721.0	654.9	(9,2)
. BMP/BMPS (Juiz de Fora Mill)	168.4	119.1	(29.3)	295.0	287.5	(2,5)
Total	**498.9**	**443.5**	**(11.1)**	**1,016.0**	**942.4**	**(7,2)**
WIRES SECTOR						
. BBA / BMB / JOSSAN	124.8	118.8	(4.8)	251.9	243.6	(3,3)
EXPORTS						
Steel Sector						
. Parent Company (Monlevade, Vitória & Piracicaba Mills)	101.0	153.2	51.7	243.0	254.2	4,6
. BMP/BMPS (Juiz de Fora Mill)	31.3	49.1	56.9	61.7	80.4	30,3
Total	**132.3**	**202.3**	**52.9**	**304.7**	**334.6**	**9,8**
WIRES SECTOR						
. BBA / BMB / JOSSAN	24.6	22.1	(10.2)	25.7	46.7	81,7
Total Sales – Steel Sector	**631.2**	**645.8**	**2.3**	**1,320.7**	**1,277.0**	**(3,3)**
Total Sales – Wires Sector	**149.4**	**140.9**	**(5.7)**	**277.6**	**290.3**	**4,6**

According to the Brazilian Steel Institute (IBS – *Instituto Brasileiro de Siderurgia*), domestic demands for long rolled products dropped by some 8%, followed closely by Belgo domestic sales volumes, which fell by 7.2% in the Steel Sector and 3.3% in the Wires Sector.

Shrinking demands are linked directly to the current economic context, reflecting lower levels of activity, particularly in the civil construction segment. The Steel Sector offset this situation through a significant increase in exports of regular and special rolled products, up of 52.9% over the first quarter of 2003.

Making good use of this slack period, Belgo is organizing preventive and scheduled maintenance halts at some plants, strategically gearing up for a future return to economic growth.

05.01 – COMMENTS ON THE PERFORMANCE OF THE COMPANY DURING THE QUARTER

Earnings – Parent Company

The Table below gives the financial highlights and some indicators for the Parent Company.

Table 3

Financial Highlights - Parent Company

	2003		Δ%	2002	2003	Δ%
	1Q	2Q		1Q	1Q	
Gross revenues	631.2	697.1	10.4	979.0	1,328.3	35.7
Net revenues	**477.6**	**534.8**	**12.0**	**751.2**	**1,012.4**	**34.8**
Domestic market	389.8	418.5	7.4	623.9	808.3	29.6
Exports	87.8	116.3	32.5	127.3	204.1	60.3
Operating profits (EBIT)	**122.1**	**131.1**	**7.4**	**193.2**	**253.2**	**31.1**
Financial income (expenditures)	42.6	10.2	(76.1)	(42.3)	52.8	
Monetary & foreign exchange variations	3.8	(4.7)		15.0	(0.9)	
Equity earnings	57.7	35.8	(38.0)	63.5	93.5	47.2
Non-operating income (expenditures)	(11.3)	(11.6)	2.7	(34.0)	(22.9)	(32.6)
Net profits	**158.6**	**109.6**	**(30.9)**	**146.5**	**268.2**	**83.1**
Cash flow generation (EBITDA)	**141.8**	**151.8**	**7.1**	**231.9**	**293.6**	**26.6**
Investments	59.5	83.3	40.0	58.8	142.8	142.9
Increase (reduction) in operating working capital	2.2	(177.4)		(50.0)	(175.2)	250.4
Net debt	193.4	206.7	6.9	321.9	206.7	(35.8)
Cash on hand	373.0	253.6	(32.0)	405.8	253.6	(37.5)
Net equity	2,449.2	2,566.7	4.8	2,152.3	2,566.7	19.3
Total Assets	3,774.3	3703.9	(2.1)	3,527.2	3703.9	4.8
ROCE (%)	28.0	24.7		21.2	26.3	
ROE (%)	26.8	17.5		14.1	22.1	
R$ per 1.000 shares						
Net profits	22.39	15.47	(30.9)	21.66	37.86	74.8
Net equity	345.73	362.31	4.8	318.27	362.32	13.8
Employees	2,932	2,944	0.4	2,917	2,944	0.9

Net revenues rose by 12% over the first quarter, up 34.8% compared to the same six months the previous year.

Export revenues rose significantly during the quarters and half-years under comparison.

The cash flow generation (EBITDA) for the Parent Company reached R$ 293.6 million for the half-year and R$ 151.8 million during the second quarter, up 26.6% and 7.1% respectively.

The EBITDA margin was 29.0% for the half-year and 28.4% for the second quarter.

05.01 – COMMENTS ON THE PERFORMANCE OF THE COMPANY DURING THE QUARTER

Financial revenues dropped appreciably during the second quarter compared to the previous three months, due to the reversal of higher market marking losses for the First quarter. The accumulated figures for the first six months show financial revenues of R$ 52.8 million in 2003 with financial outlays of R$ 42.3 million the previous year, also affected by market marking losses during the first six months of the previous year and the reversals in 2003.

Equity earnings for the second quarter posted lower contributions to the Parent Company earnings, although 47.2% higher than the figures for the first half year in 2003 and 2002.

Although also affected by the above-mentioned factors, the quarterly net profits posted vigorous growth of 83.1% compared to the first six months of 2002.

The Investments Plan followed the budget, totaling R$ 142.8 million for the half-year, allocated mainly to the expansion of the Piracicaba Mill. For investment purposes, these Financial Highlights do not include all amounts capitalized in BMP and BMPS during the second quarter of 2003 and linked to the restructuring of the Steel Sector.

Parent Company Margins


EBITDA Margin %
31.2
30.6
33.9
25.8
29.7
28.4
1Q02
2Q
3Q
4Q
1Q03
2Q
EBITDA Margin %
25.7
25.7
29.6
21.7
25.6
24.5
1T02
2Q
3Q
4Q
1Q03
2Q
Net Margin %
23,3
16,1
11,5
24,5
33,2
20,5
1TQ2
2Q
3Q
4Q
1Q03
2Q

Share in Profits and Earnings (PLR) reclassified as operating expense – Official Circular CVM nº 01/2003

* Lower net margin during the second quarter of 2002 due to provisions (R$ 15 million) covering possible future extraordinary losses (basically the ACINDAR loan) and adjustments to market value of short-term financial investments (R$ 19.4 million).

** Net margin affected during the third quarter of 2002 by adjustments to market value of short-term financial investments of R$ 72 million and the BMP equity earnings, affected by the additional amount of the lease (R$ 47.3 million).

05.01 – COMMENTS ON THE PERFORMANCE OF THE COMPANY DURING THE QUARTER

Relevant Information

BMP Siderurgia S.A.

- BMP Siderurgia S.A. "BMPS" is the new registered corporate name of Mendes Júnior Siderurgia S.A., from March 14, 2003 onwards, now a subsidiary company of Belgo, which holds 99.99% of its total capital.
- From the start of the second quarter onwards (April 1, 2003), Belgo is consolidating the figures for BMPS.
- On June 1, BMPS took over the operations of the Juiz de Fora Mill again, terminating its lease contract with BMP – Belgo-Mineira Participação Indústria e Comércio S.A.
- The Extraordinary General Meeting of BMPS was also held on June 1 in order to:
  1) Remedy some of the losses posted in the BMPS accounting system of R$4.056 million against credits held by BMP, excluding specific credits from this amount, among them the credit guaranteed by the most senior mortgage, which is still held by BMP;
  2) Increase in the BMPS capital by BMP with credits, goods and cash, including the credit arising from the transfer of the following establishments: the Juiz de Fora Mill, the Truss-frame and Mesh Plant in São Paulo and the respective Distribution Centers and Depots, totaling R$ 369 million;
- Another Extraordinary General Meeting was held at BMPS on June 30, 2003, with R$ 1,109 million allocated by Belgo to the capitalization of BMPS as follows:
  1) R$ 564 million through the transfer of assets consisting of the Piracicaba Mill and Distribution Centers, together with the credits arising from the sale of Vitória Mill and other establishments to BMPS;
  2) R$ 83 million in real estate properties;
  3) R$ 462 million in credits, due to purchase of investments and credits against BMU – Belgo-Mineira Uruguay, which holds a stake in Acindar – Industria Argentina de Aceros.
- In brief:

  In active operation since June 1, BMPS is running the Juiz de Fora Mill and the Vitória and Piracicaba Mills as well from June 30 onwards, all mini-mills servicing the civil construction market, not integrated and working with scrap and / or pig iron;

  From July 2003 onwards, the Belgo Parent Company will operate only the industrial segment, consisting of the integrated Monlevade Mill and the Sabará Plant.
- Despite the capitalization transactions described above and the establishment of R$ 99 million in tax credits on tax losses and the negative social security levy base estimated on the earnings of the Juiz de Fora Mill, BMPS ended the half-year with negative net equity of R$ 33 million.
- The premium on the BMPS capitalization transactions will reach some R$ 1,750 million, which should be amortized in 5 years, starting in July 2003.
- The realized and future tax credits are based on CVM Instruction 371/2002.

05.01 – COMMENTS ON THE PERFORMANCE OF THE COMPANY DURING THE QUARTER

ACINDAR Industria Argentina de Aceros S.A.

- Benefited by the devaluation of the Argentina Peso and the outcome of the rationalization measures implemented from 2001 onwards, Acindar has been operating at full capacity, with significant sales volumes on the Argentine market and exports, with significant improvement in its operating earnings and financial indicators.
- The auction disposing of US$ 40 million in dollarized debt was held during the second quarter, obtaining a 30% discount on the face value, while also settling credits in pesos at discounts of around 32.5%.
- Renegotiating the financial debt of Acindar with the banks progressed, handled through the Creditors Committee and now preparing the Extrajudicial Preventive Agreement (APE); once ratified by the Courts, this Argentine procedure is binding on all remaining creditors, regardless of whether or not they have adhered to the agreement.
- In order to ensure the feasibility of this agreement, Belgo will provide the following financial backing:

  1) Credit swap of around US$ 25 million for stock-convertible Argentine credit papers (ONCs), maturing in 2012 and remunerated at annual interest rates of 3% in cash and 3% in new papers of the same type, calculated on the US dollar value of the papers.
  2) Additional subscriptions through fresh funding of up to US$ 30 million for the same stock-convertible credit papers (ONCs), with some US$ 8 million advanced by June against future capital increases.
  3) Guaranteed repayment of the Senior Notes to be issued by Acindar for replacing the renegotiated debt, up to US$ 48 million.

05.01 – COMMENTS ON THE PERFORMANCE OF THE COMPANY DURING THE QUARTER

Consolidated Earnings – Belgo Companies (not revised)

For easier analysis of future earnings and in view of the new structure of the Belgo Companies, the Balance Sheets and the Earnings, Consolidated and Steel Sector Statements are presented for the first half of the year.

Table 4
Consolidated Balance Sheet (not reviewed)

	2003		Δ %	2002	2003	Δ %
	1Q	2Q		1S	1S	
ASSETS	5,392.9	5,416.9	0.4	4,608.1	5,416.9	17.6
CURRENT	1,609.9	1,527.7	(5.1)	1,467.7	1,527.7	4.1
- Banks & short-term financial investments	461.0	356.8	(22.6)	496.6	356.8	(28.2)
- Asset loans	4.2	25.1	497.6	12.2	25.1	105.7
- Customer accounts receivable	505.7	399.1	(21.1)	372.8	399.1	7.1
- Inventories	504.7	581.6	15.2	417.5	581.6	39.3
- Tax rebates	102.2	137.8	34.8	115.1	137.8	19.7
- Other accounts receivable	32.1	27.3	(15.0)	53.5	27.3	(49.0)
LONG-TERM ASSETS	1,092.8	1,143.4	4.6	700.9	1,143.4	63.1
- Tax rebates	119.0	217.9	83.1	137.7	217.9	58.2
- Asset loans	35.2	34.9	(0.9)	193.0	34.9	(81.9)
- Short-term financial investments	220.8	196.3	(11.1)	0.0	196.3	
- Deposits in escrow & bonds	231.1	248.7	7.6	180.4	248.7	37.9
- Other accounts receivable	486.7	445.6	(8.4)	189.8	445.6	134.8
PERMANENT ASSETS	2,690.2	2,745.8	2.1	2,439.5	2,745.8	12.6
- Investments in subsidiary companies	165.2	242.3	46.7	116.8	242.3	107.4
- Other investments	488.1	35.2	(92.8)	333.0	35.2	(89.4)
- Property. plant & equipment	1,973.5	2,427.3	23.0	1,926.6	2,427.3	26.0
- Deferred	63.4	41.0	(35.3)	63.1	41.0	(35.0)
LIABILITIES	5,392.9	5,416.9	0.4	4,608.1	5,416.9	17.6
CURRENT LIABILITIES	1,248.4	1,095.0	(12.3)	970.9	1,095.0	12.8
- Suppliers	172.0	183.7	6.8	161.5	183.7	13.7
- Wages & social security	79.0	78.7	(0.4)	47.1	78.7	67.1
- Taxes Payable	143.9	151.3	5.1	137.3	151.3	10.2
- Financing	421.2	340.7	(19.1)	414.6	340.7	(17.8)
- Liability loans	9.2	6.9	(25.0)	10.9	6.9	(36.7)
- Debentures	24.0	26.5	10.4	34.8	26.5	(23.9)
- Proposed dividends	10.5	15.7	49.5	16.6	15.7	(5.4)
- Other accounts payable	388.6	291.5	(25.0)	148.1	291.5	96.8
LONG-TERM LIABILITIES	1,470.4	1,437.9	(2.2)	1,291.2	1,437.9	11.4
- Debentures	221.9	221.2	(0.3)	177.8	221.2	24.4
- Financing	797.6	684.7	(14.2)	836.2	684.7	(18.1)
- Provision for income tax	3.8	4.3	13.2	5.0	4.3	(14.0)
- Other accounts payable	447.1	527.7	18.0	272.2	527.7	93.9
STAKES HELD BY NON-CONTROLLING SHAREHOLDERS	238.4	263.6	10.6	207.1	263.6	27.3
NET EQUITY	2,435.7	2,620.4	7.6	2,138.9	2,620.4	22.5

05.01 – COMMENTS ON THE PERFORMANCE OF THE COMPANY DURING THE QUARTER

Table 5
Earnings Statement for the Financial Year – Consolidated (not reviewed)

	2003		Δ %	2002	2003	Δ %
	1Q	2Q		1S	1S	
GROSS REVENUES	1,185.5	1,192.0	0.5	1,782.8	2,377.5	33.4
DEDUCTIONS ON SALES	(276.4)	(275.0)	(0.5)	(403.8)	(551.4)	36.6
Net Revenues on Sales – Domestic Market	738.5	722.1	(2.2)	1,142.2	1,460.6	27.9
Net Revenues on Sales – Exports	170.6	194.9	14.2	236.8	365.5	54.3
TOTAL NET REVENUES ON SALES	909.1	917.0	0.9	1,379.0	1,826.1	32.4
Cost of products sold	(492.2)	(525.0)	6.7	(764.5)	(1,017.2)	33.1
Depreciation & amortization	(32.6)	(33.5)	2.8	(66.2)	(66.1)	(0.2)
Total cost of products sold	(524.8)	(558.5)	6.4	(830.7)	(1,083.3)	30.4
GROSS PROFITS	384.3	358.5	(6.7)	548.3	742.8	35.5
OPERATING INCOME (EXPENDITURES)						
On Sales	(38.7)	(44.7)	15.5	(58.7)	(83.4)	42.1
Overhead & Administration	(31.7)	(33.2)	4.7	(56.9)	(64.9)	14.1
Equity earnings	21.0	33.6	60.0	10.4	54.6	425.0
Net financial income (expenditures)	19.4	(15.7)		(56.9)	3.7	
Foreign exchange variation	1.1	(13.9)		(31.1)	(12.8)	(58.8)
OTHER OPERATING INCOME (EXPENDITURES)	(54.5)	(35.9)	(34.1)	(63.5)	(90.4)	42.4
OPERATING PROFITS	300.9	248.7	(17.3)	291.6	549.6	88.5
Net non-operating income (expenditures)	(10.7)	(27.1)	153.3	(37.0)	(37.8)	2.2
PROFIT BEFORE SOCIAL SECURITY, INCOME TAX, STATUTORY ALLOCATIONS & STAKES HELD BY THE NON-CONTROLLING SHAREHOLDERS	290.2	221.6	(23.6)	254.6	511.8	101.0
INCOME TAX / SOCIAL SECURITY	(91.9)	29.5		(89.0)	(62.4)	(29.9)
PROFIT BEFORE STAKES HELD BY THE NON-CONTROLLING SHAREHOLDERS	198.3	251.1	26.6	165.6	449.4	171.4
STAKE HELD BY NON-CONTROLLING SHAREHOLDER	(38.7)	(37.5)	(3.1)	(19.6)	(76.2)	288.8
FINAL NET PROFITS	159.6	213.6	33.8	146.0	373.2	155.6

05.01 – COMMENTS ON THE PERFORMANCE OF THE COMPANY DURING THE QUARTER

The equity earnings of R$ 54.6 million during the first six months of 2003 come largely from Acindar.

Net profits topped R$ 373 million during the half-year, up 155.7% over the same period the previous year. In order to explain this upsurge, it should be noted that the Parent Company posted net profits of R$ 268 million. The difference of R$ 105 million consists largely of R$ 99 million in tax credits for BMPS on the tax losses posted in compliance with CVM Instruction 371/2002 and considering only the expected earnings of the Juiz de Fora Mill. This recognition of the earnings posted by BMPS did not affect the equity earnings of the Belgo Parent Company because the net equity of BMPS still remains negative (- R$ 33 million).

Table 6
Financial Highlights - Consolidated

	2003		Δ %	2002	2003	Δ %
	1Q	2Q		1S	1S	
Operating profits (EBIT)	**259.6**	**244.8**	**(5.7)**	**370.3**	**504.4**	**36.2**
Cash flow generation (EBITDA)	**296.0**	**281.8**	**(4.8)**	**442.6**	**577.8**	**30.5**
Investments	78.7	112.4	42.8	99.5	191.1	92.1
Increase (reduction) in operating working capital	50.0	85.6		(25.3)	135.6	
Net debt	749.5	663.7	(11.4)	769.5	663.7	(13.7)
Employees	7,003	7,003		7,036	7,003	(0,5)

Table 7
Debt Composition

	Dec/31/2002	1Q 2003	2Q 2003		
	Total	Total	R$	US$ (1)	Total
Belgo	203.3	193.4	259.3	(52.6)	206.7
BMPS(2). BMP. BMU & Itaúna	224.2	284.2	223.1	7.8	230.9
Wire plants	47.7	57.3	50.7	2.0	52.7
Guilman Amorim	246.9	221.2	(37.4)	211.3	173.9
Others	(46.9)	(6.6)	1.5	(1.9)	(0.4)
Total Net Debt	**675.2**	**749.5**	**497.2**	**166.6**	**663.8**
- Short-term debt (financial investments)	(107.7)	(10.8)	72.8	(80.5)	(7.7)
- Long-term debt	782.9	760.3	424.4	247.1	671.5

(1) = Amounts in equivalent Reais, although the debt was taken out in US$
(2) = for the second quarter of 2003

Consolidated net debt shrank by R$ 11.4 million compared to the figure of R$675.2 million on December 31, 2002, and by R$ 85.7 million compared to the amount posted on March 31, 2003.

Net debt in foreign currency accounted for 25.1% of the consolidated total, consisting mainly of the IFC financing for the Guilman-Amorim hydropower complex.

The consolidated coverage rate (long-term net debt divided by the annualized EBITDA) is only 0.57, reflecting the low debt levels of the Belgo Companies.

05.01 – COMMENTS ON THE PERFORMANCE OF THE COMPANY DURING THE QUARTER

Consolidated Data – Steel Sector (not revised)

Data on the following companies are consolidated in the Steel Sector: Belgo, BMPS, BMP, Itaúna, Belgopar and BMU.

Table 8
Balance Sheet – Steel Sector

	2003		Δ %	2002	2003	Δ %
	1Q	2Q		1S	1S	
ASSETS	4,092.3	4,120.0	0.7	3,294.9	4,120.0	25.0
CURRENT	1,135.6	1,026.6	(9.6)	999.3	1,026.6	2.7
- Banks & short-term financial investments	396.5	277.7	(30.0)	412.0	277.7	(32.6)
- Asset loans	4.0	23.6	490.0	0.0	23.6	
- Customer accounts receivable	266.6	164.5	(38.3)	149.4	164.5	10.1
- Inventories	373.2	442.4	18.5	313.4	442.4	41.2
- Tax rebates	74.3	99.9	34.5	101.8	99.9	(1.9)
- Other accounts receivable	21.0	18.5	(11.9)	22.7	18.5	(18.5)
LONG-TERM ASSETS	980.4	1,035.5	5.6	593.2	1,035.5	74.6
- Tax rebates	86.9	184.9	112.8	83.0	184.9	122.8
- Asset loans	24.9	25.4	2.0	192.8	25.4	(86.8)
- Short-term financial investments	220.8	196.3	(11.1)	0.0	196.3	
- Deposits in escrow & bonds	175.0	189.0	8.0	135.0	189.0	40.0
- Other accounts receivable	472.8	439.9	(7.0)	182.4	439.9	141.2
PERMANENT ASSETS	1,976.3	2,057.9	4.1	1,702.4	2,057.9	20.9
- Investments in subsidiary companies	86.2	168.7	95.7	54.9	168.7	207.3
- Other investments	461.3	33.6	(92.7)	301.9	33.6	(88.9)
- Property. plant & equipment	1,368.7	1,817.6	32.8	1,287.7	1,817.6	41.2
- Deferred	60.1	38.0	(36.8)	57.9	38.0	(34.4)
LIABILITIES	4,092.3	4,120.0	0.7	3,294.9	4,120.0	25.0
CURRENT LIABILITIES	959.2	789.2	(17.7)	673.6	789.2	17.2
- Suppliers	151.6	166.3	9.7	144.3	166.3	15.2
- Wages & SOCIAL SECURITY	60.9	60.3	(1.0)	31.5	60.3	91.4
- Taxes Payable	85.2	73.5	(13.7)	89.6	73.5	(18.0)
- Financing	295.0	206.6	(30.0)	285.7	206.6	(27.7)
- Liability loans	7.5	6.4	(14.7)	10.9	6.4	(41.3)
- Debentures	24.0	26.5	10.4	34.8	26.5	(23.9)
- Proposed dividends	1.2	1.2	0.0	0.8	1.2	50.0
- Other accounts payable	333.8	248.4	(25.6)	76.0	248.4	226.8
LONG-TERM LIABILITIES	1,200.8	1,203.4	0.2	1,016.5	1,203.4	18.4
- Debentures	221.9	221.2	(0.3)	177.8	221.2	24.4
- Financing	578.6	503.1	(13.0)	613.0	503.1	(17.9)
- Provision for income tax	3.6	3.6	0.0	4.4	3.6	(18.2)
- Other accounts payable	396.7	475.5	19.9	221.3	475.5	114.9
STAKE HELD BY NON-CONTROLLING SHAREHOLDERS	0.0	0.5		0.0	0.5	
NET EQUITY	1,932.3	2,126.9	10.1	1,604.8	2,126.9	32.5

05.01 – COMMENTS ON THE PERFORMANCE OF THE COMPANY DURING THE QUARTER

Table 9

Statements of Earnings – Steel Sector

	2003		Δ %	2002	2003	Δ %
	1Q	2Q		1S	1S	
GROSS REVENUES	705.1	732.0	3.8	1,051.8	1,437.1	36.6
DEDUCTIONS ON SALES	(175.5)	(176.8)	0.7	(253.8)	(352.3)	38.8
Net Revenues on Sales – Domestic Market	413.9	403.9	(2.4)	640.3	817.8	27.7
Net Revenues on Sales – Exports	115.7	151.3	30.8	157.7	267.0	69.3
TOTAL NET REVENUES ON SALES	529.6	555.2	4.8	798.0	1.084.8	35.9
Cost of products sold	(261.9)	(298.8)	14.1	(372.0)	(560.7)	50.7
Depreciation & amortization	(18.1)	(18.8)	3.9	(37.1)	(36.9)	(0.5)
Total cost of products sold	(280.0)	(317.6)	13.4	(409.1)	(597.6)	46.1
GROSS PROFITS	249.6	237.6	(4.8)	388.9	487.2	25.3
OPERATING INCOME (EXPENDITURES)						
On Sales	(29.3)	(33.8)	15.4	(41.5)	(63.1)	52.0
Overhead & Administration	(20.7)	(22.3)	7.7	(39.0)	(43.0)	10.3
Equity earnings	14.9	36.4	144.3	(0.9)	51.3	
Net financial income (expenditures)	21.6	(10.8)		(68.4)	10.8	
Foreign exchange variation	(11.0)	(43.2)	292.7	19.7	(54.2)	
OTHER OPERATING INCOME (EXPENDITURES)	(44.5)	(22.6)	(49.2)	(47.9)	(67.1)	40.1
OPERATING PROFITS	180.6	141.3	(21.8)	210.9	321.9	52.6
Net non-operating income (expenditures)	(11.4)	(27.5)	141.2	(35.1)	(38.9)	10.8
PROFIT BEFORE SOCIAL SECURITY. INCOME TAX, STATUTORY ALLOCATIONS & STAKES HELD BY THE NON-CONTROLLING SHAREHOLDERS	169.2	113.8	(32.7)	175.8	283.0	61.0
INCOME TAX / SOCIAL SECURITY	(62.5)	51.1		(66.4)	(11.4)	(82.8)
PROFIT BEFORE STAKES HELD BY THE NON-CONTROLLING SHAREHOLDERS	106.7	164.9	54.5	109.4	271.6	148.3
STAKE HELD BY NON-CONTROLLING SHAREHOLDER	0.0	0.0		0.0	0.0	
FINAL NET PROFITS	106.7	164.9	54.5	109.4	271.6	148.3

05.01 – COMMENTS ON THE PERFORMANCE OF THE COMPANY DURING THE QUARTER

Table 10
Financial Highlights – Steel Sector

	2003		Δ %	2002	2003	Δ %
	1Q	2Q		1S	1S	
Operating profits (EBIT)	**155.2**	**158.8**	**2.3**	**260.4**	**314.0**	**20.6**
Cash flow generation (EBITDA)	**176.6**	**180.8**	**2.4**	**302.6**	**357.4**	**18.1**
Investments	62.4	92.9	48.9	76.3	155.3	103.5
Increase (reduction) in operating working capital	0.2	79.9		(70.0)	80.1	
Net debt	477.7	437.6	(8.4)	514.4	437.6	(14.9)
Employees	4,187	4.223	0.9	4,151	4,223	1.7

Consolidated Data – Wires Sector (not revised)

Table 11
Selected Data - BBA + Jossan + BMB

	2003		Δ %	2002	2003	Δ %
	1Q	2Q		1S	1S	
Gross revenues	450.6	428.4	(4.9)	640.2	879.0	37.3
Net revenues	**351.9**	**332.5**	**(5.5)**	**495.8**	**684.4**	**38.0**
Domestic market	298.7	291.1	(2.5)	453.3	589.8	30.1
Exports	53.2	41.4	(22.2)	42.5	94.6	122.6
Operating profits (EBIT)	88.6	71.9	(18.8)	94.4	160.5	70.0
Financial income (expenditures)	(2.4)	(5.2)	116.7		(7.6)	
Monetary & foreign exchange variations	(2.0)	(5.5)	175.0	(6.0)	(7.5)	25.0
Equity earnings	6.1	(2.8)		11.2	3.3	(70.5)
Net profits	**71.7**	**45.8**	**(36.1)**	**76.2**	**117.5**	**54.2**
Group Portion	41.0	25.5	(37.8)	44.8	66.5	48.4
Cash flow generation (EBITDA)	**100.4**	**83.8**	**(16.5)**	**116.8**	**184.2**	**57.7**
Investments	8.7	11.6	33.3	10.8	20.3	88.0
Net debt	57.2	52.7	(7.9)	53.1	52.7	(0.8)
Employees	2,199	2,185	(0.6)	2,251	2,185	(2.9)

The comparative analyses covering the first six months of 2003 and 2002 show a 38% increase in net revenues, with operating profits (EBIT) and cash flow generation (EBITDA) up 70% and 57.7% respectively, and a 54.2% rise in net profits.

This trend is not repeated in the comparison of the two quarters of 2003, with a 5.5% dip in net revenues, operating profits and cash flow generation (EBITDA) down 18% and 16.5% respectively, and a 36.1% drop in net profits.

05.01 – COMMENTS ON THE PERFORMANCE OF THE COMPANY DURING THE QUARTER

Stock Market

During the first six months of 2003, 52.0 million Common Shares (BELG3) and 342.6 million Preferred Shares (BELG4) were traded on the São Paulo Exchange (BOVESPA).

The total amount of these transactions topped R$ 161.8 million in 2,744 trades.

Trading in Belgo Preferred Shares increased by 41.5% over the first six months of 2002.

During the first half of the year, the stock prices for Belgo Common Shares increased by 16.3% while its Preferred Shares increased by 29.4%, not including the interest on equity paid out in February 2003. The São Paulo Exchange (BOVESPA) Index rose by 15.1% over the same period.

The market value of Belgo on June 31, 2003 was R$ 3,154.3 million, compared to R$ 2,580.1 million on December 31, 2002.

Table 12
Market Information

	1998	1999	2000	2001	2002	Jun/30/2003
Closing stock prices						
R$ / 1,000 shares						
Book-entry Common Shares (OE)	78.00	112.00	129.00	130.00	359.50	418.00
Book-entry Preferred Shares (PE)	37.00	120.00	130.99	146.67	370.00	478.76
Market value						
R$ million	272.2	780.2	878.0	926.8	2,580.1	3,154.3
Net equity						
Per 1,000 shares	241.81	213.20	279.77	296.60	323.34	362.32

01.01 - IDENTIFICATION

1. CVM Nº	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012 / 0001-73

09.01 – STAKES IN ASSOCIATED AND / OR SUBSIDIARY COMPANIES

1. ITEM	2. REGISTERED CORPORATE NAME OF ASSOCIATED / SUBSIDIARY COMPANY	3 - CORPORATE TAX Nº (CNPJ)	4 - CLASSIFICATION	5 - % STAKE IN RECIPIENT COMPANY CAPITAL	6 -% NET EQUITY OF INVESTOR COMPANY
7 - TYPE OF COMPANY		8 - Nº OF SHARES HELD DURING CURRENT QUARTER (000)		9 - NO. OF SHARES HELD DURING PREVIOUS QUARTER (000)	
01	BMP SIDERURGIA S.A.	17.469.701 / 0001-77	UNLISTED SUBSIDIARY	72.43	43.23
COMMERCIAL, INDUSTRIAL & OTHERS		1,109,579		0	
02	BELGO MINEIRA PARTICIPAÇÃO IND. COM. S.A.	00.664.902 / 0001-22	UNLISTED SUBSIDIARY	99.99	12.88
COMMERCIAL, INDUSTRIAL & OTHERS		90,266		29,704	
03	BELGO BEKAERT ARAMES S.A.	61.074.506 / 0001-30	UNLISTED SUBSIDIARY	54.86	10.96
COMMERCIAL, INDUSTRIAL & OTHERS		346,901		346,901	

01.01 - IDENTIFICATION

1. CVM N°	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012 / 0001-73

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	01
2 - ORDER N°	5
3 - CVM REGISTRATION N°	
4 - CVM REGISTRATION DATE	
5 - SERIES ISSUED	5TH
6 - TYPE OF ISSUE	CONVERTIBLE
7 - NATURE OF ISSUE	PRIVATE
8 - DATE OF ISSUE	MARCH 1, 2000
9 - MATURITY DATE	MARCH 1, 2005
10 - TYPE OF DEBENTURE	FLOATING
11 - CURRENT REMUNERATION STATUS	
12 - PREMIUM / DISCOUNT	
13 - FACE VALUE (R$)	1,000.00
14 - AMOUNT ISSUED (R$ 000)	51,000
15 - N° PAPERS ISSUED (UNIT)	51,000
16 - PAPERS IN CIRCULATION (UNIT)	19
17 - PAPERS IN TREASURY (UNIT)	0
18 - PAPERS REDEEMED (UNIT)	0
19 - PAPERS CONVERTED (UNIT)	50,981
20 - PAPERS FOR PLACEMENT (UNIT)	0
21 - DATE OF LAST REVALUATION	
22 - DATE OF NEXT EVENT	MARCH 1, 2004

17.01 - SPECIAL REVIEW REPORT - WITHOUT PROVISO

To the Management and Shareholders
Companhia Siderúrgica Belgo-Mineira
Belo Horizonte, Minas Gerais State

We have undertaken a special review of the information in the Quarterly Report (ITR - *Informações Trimestrais*) issued by Companhia Siderúrgica Belgo-Mineira, covering the quarter ending on June 30, 2003 and consisting of the Equity Balance Sheet, the Earnings Statement, the Performance Report and Relevant Information, drawn up in compliance with the accounting practices adopted in Brazil and the rules issued by the Brazilian Securities Commission (CVM – *Comissão de Valores Mobiliários*).

Our review was undertaken in accordance with the specific standards established by the Brazilian Independent Auditors Institute (BACON - *Institutor dos Auditors Independents do Brazil*) together with the Federal Accounting Board (*Consuelo Federal de Contabilidade*), and consisted mainly of (a) questions and discussions with the managers in charge of the accounting, financial and operating areas of the Company in terms of the main criteria adopted for the preparation of the Quarterly Reports and (b) a review of the main items of information and the subsequent events that have had or could have significant effects on the financial standing and operations of Companhia Siderúrgica Belgo-Mineira.

Based on our special review, we are unaware of any relevant modification that should be made to the above-mentioned Quarterly Report in order to ensure compliance with the accounting principles adopted in Brazil and specifically applicable to the preparation of the Quarterly Reports, pursuant to the rules issued by the Brazilian Securities Commission (CVM).

As mentioned in Explanatory Note No. 5 (D), during the 2000 and 2001 financial years, a wholly-owned indirect subsidiary – Belgo-Mineira Uruguay S.A. (BMU) – acquired 20.44% of the capital of ACINDAR Industria Argentina de Aceros Sociedad Anónima, which is undergoing a financial restructuring process and renegotiating debts with its creditors. This acquisition took place largely through the use of financing obtained from Companhia Siderúrgica Belgo-Mineira. Since December 2001, the operations of ACINDAR have been severely impacted by the economic situation in Argentina, with the continuation of its operations and the recovery of its assets, and consequently those of Belgo-Mineira Uruguay S.A., depending on the outcome of the economic and political situation in Argentina (which has been improving, due to the measures adopted by the Argentine government) as well as the success of the negotiations under way with its creditors. In view of this situation, the Company has set aside a provision to cover any possible future losses in the BMU/ACINDAR operations.

17.01 - SPECIAL REVIEW REPORT - WITHOUT PROVISO

The special review of the Quarterly Report (ITR) covering the Quarter ending on June 30, 2002 was prepared by other independent auditors who issued a Report on the Special Review dated July 23, 2002.

Belo Horizonte, August 5, 2003.

KPMG Auditores Independentes
CRC 2SP014428/0-6 "S" MG

Roberto da Silva Chaves
Partner
Accountant CRC MG-036.832/O-0

01.01 - IDENTIFICATION

1. CVM Nº	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012 / 0001-73

ASSOCIATED / SUBSIDIARY COMPANY

REGISTERED CORPORATE NAME
BMP SIDERURGIA S.A.

18.01 - EARNINGS STATEMENT - ASSOCIATED / SUBSIDIARY COMPANY (R$ 000)

1 - CODE Nº	2 – DESCRIPTION	3 - Apr/01/2003 - Jun/30/2003	4 - Jan/01/2003 - Jun/30/2003	5 – Apr/01/2002 – Jun/30/2002	6 - Jan/01/2002 – Jun/30/2002
3.01	Gross revenues on Sales and / or Services	78,582	78,582	0	0
3.02	Deductions from gross revenues	(20,136)	(20,136)	0	0
3.03	Net revenues on Sales and / or Services	58,446	58,446	0	0
3.04	Cost of goods and / or Services Sold	(40,062)	(40,062)	0	0
3.05	Gross earnings	18,384	18,384	0	0
3.06	Operating expenditures / income	1,364	1,364	0	0
3.06.01	On Sales	(3,221)	(3,221)	0	0
3.06.02	Overhead & Administration	(1,546)	(1,546)	0	0
3.06.03	Financial	(3,976)	(3,976)	0	0
3.06.03.01	Financial Income	(238)	(238)	0	0
3.06.03.02	Financial Expenditures	(3,738)	(3,738)	0	0
3.06.04	Other Operating Income	27,655	27,655	0	0
3.06.05	Other Operating Expenditures	(18,410)	(18,410)	0	0
3.06.06	Equity earnings	862	862	0	0
3.07	Operating Earnings	19,748	19,748	0	0
3.08	Non-Operating Earnings	(16,051)	(16,051)	0	0
3.08.01	Income	22	22	0	0
3.08.02	Expenditures	(16,073)	(16,073)	0	0
3.09	Earnings Before Tax / Stakes	3,697	3,697	0	0
3.10	Provision for Income Tax & Social Security	98,624	98,624	0	0
3.11	Deferred Income Tax	0	0	0	0
3.12	Stakes / Statutory Levies & Dues	0	0	0	0

01.01 - IDENTIFICATION

1. CVM N°	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO (CNPJ)
00396-4	COMPANY SIDERURGICA BELGO-MINEIRA	24.315.012 / 0001-73

ASSOCIATED / SUBSIDIARY COMPANY

REGISTERED CORPORATE NAME
BMP SIDERURGIA S.A.

18.01 - EARNINGS STATEMENT - ASSOCIATED / SUBSIDIARY COMPANY (R$ 000)

1 - CODE N°	2 – DESCRIPTION	3 - Apr/01/2003 - Jun/30/2003	4 - Jan/01/2003 - Jun/30/2003	5 – Apr/01/2002 – Jun/30/2002	6 - Jan/01/2002 – Jun/30/2002
3.12.01	Stakes	0	0	0	0
3.12.02	Levies & Dues	0	0	0	0
3.13	Reversal of Interest on Company capital	0	0	0	0
3.15	Profit / Loss for Period	102,321	102,321	0	0
	SHARES HELD EX-TREASURY (000)	1,532,000	1,532,000	0	0
	PROFIT PER SHARE	0.06679	0.06679	0.00000	0.00000
	LOSSES PER SHARE				

18.02 - COMMENT ON PERFORMANCE OF ASSOCIATED / SUBSIDIARY COMPANY

Subsidiary / Associated Company: BMP SIDERURGIA S.A.

BMP Siderurgia S.A. "BMPS" is the new registered corporate name of the former Mendes Júnior Siderurgia S.A., which took over the management of the industrial plant at Juiz de Fora (Minas Gerais State) on June 1, 2003, terminating the lease contract for this Complex with BMP – Belgo-Mineira Participação Indústria e Comércio S.A.

Consequently, the information given below covers only a single month.

During the month, 69,900 tons of rolled products were produced, with sales of 51,900 tons, of which 25% were earmarked for export.

The operating profits (EBIT) for the month reached R$3.7 million and the EBITDA topped R$6.4 million, respectively representing 6.3% and 10.9% of the net revenues, which reached R$ 58.4 million.

From July 2003 onwards, BMPS will run two other Industrial Plants: the Piracicaba Mill (São Paulo) and the Vitória Mill (Espírito Santo), which were transferred by the parent company, Cia. Siderúrgica Belgo-Mineira, in order to increase its capital.

During this quarter, due to the acquisition of its control by BMP and based on the earnings forecast in a technical study prepared by a specialized firm, and pursuant to the provisions in CVM 371, the company set up a tax credit on fiscal losses and negative bases totaling R$98,624.

01.01 - IDENTIFICATION

1. CVM N°	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012 / 0001-73

SUBSIDIARY / ASSOCIATED COMPANY

REGISTERED CORPORATE NAME
BELGO MINEIRA PARTICIPAÇÃO IND. COM. S.A.

18.01 - EARNINGS STATEMENT - ASSOCIATED / SUBSIDIARY COMPANY (R$ 000)

1 - CODE N°	2 – DESCRIPTION	3 - Apr/01/2003 - Jun/30/2003	4 - Jan/01/2003 - Jun/30/2003	5 – Apr/01/2002 – Jun/30/2002	6 - Jan/01/2002 – Jun/30/2002
3.01	Gross revenues on Sales and / or Services	176,766	473,723	198,774	381,600
3.02	Deductions from gross revenues	(41,714)	(112,298)	(46,566)	(88,685)
3.03	Net revenues on Sales and / or Services	135,052	361,425	152,208	292,915
3.04	Cost of goods and / or Services Sold	(99,476)	(247,749)	(92,654)	(173,825)
3.05	Gross earnings	35,576	113,676	59,554	119,090
3.06	Operating expenditures / income	(48,126)	(112,331)	(43,041)	(64,168)
3.06.01	On Sales	(10,288)	(20,908)	(14,536)	(16,343)
3.06.02	Overhead & Administration	(2,703)	(6,285)	(2,869)	(5,367)
3.06.03	Financial	(15,675)	(33,476)	(9,668)	(15,006)
3.06.03.01	Financial Income	(653)	1,531	2,239	3,871
3.06.03.02	Financial Expenditures	(15,022)	(35,007)	(11,907)	(18,877)
3.06.04	Other Operating Income	11,381	21,427	2,064	3,939
3.06.05	Other Operating Expenditures	(30,841)	(73,089)	(18,032)	(31,391)
3.06.06	Equity earnings	0	0	0	0
3.07	Operating Earnings	(12,550)	1,345	16,513	54,922
3.08	Non-Operating Earnings	(427)	(532)	(201)	(1,116)
3.08.01	Income	183,090	183,108	73	177
3.08.02	Expenditures	(183,517)	(183,640)	(274)	(1,293)
3.09	Earnings Before Tax / Stakes	(12,977)	813	16,312	53,806
3.10	Provision for Income Tax & Social Security	4,458	(1,130)	(4,988)	(17,386)
3.11	Deferred Income Tax	0	0	0	0
3.12	Stakes / Statutory Levies & Dues	0	0	(1,362)	(1,362)

01.01 - IDENTIFICATION

1. CVM N°	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO (CNPJ)
00396-4	COMPANHIA SIDERURGICA BELGO-MINEIRA	24.315.012 / 0001-73

SUBSIDIARY / ASSOCIATED COMPANY

REGISTERED CORPORATE NAME
BELGO MINEIRA PARTICIPAÇÃO IND. COM. S.A.

18.01 - EARNINGS STATEMENT - ASSOCIATED / SUBSIDIARY COMPANY (R$ 000)

1 - CODE N°	2 – DESCRIPTION	3 - Apr/01/2003 - Jun/30/2003	4 - Jan/01/2003 - Jun/30/2003	5 – Apr/01/2002 – Jun/30/2002	6 - Jan/01/2002 – Jun/30/2002
3.12.01	Stakes	0	0	(1,362)	(1,362)
3.12.02	Levies & Dues	0	0	0	0
3.13	Reversal of Interest on Company capital	0	0	0	0
3.15	Profit / Loss for Period	(8,519)	(317)	9,962	35,058
	SHARES HELD EX-TREASURY (000)	90,268	90,268	29,706	29,706
	PROFIT PER SHARE	0.33535	1.18017		
	LOSS PER SHARE	(0.09437)	(0.00351)		

18.02 - COMMENT ON PERFORMANCE OF ASSOCIATED / SUBSIDIARY COMPANY

Subsidiary / Associated Company: BELGO MINEIRA PARTICIPAÇÃO IND. COM. S.A.

On June 1, 2003, the company transferred its operating assets to its subsidiary BMP Siderurgia S.A., in compliance with the purchase and sale contract for the establishments, with the sales revenues and asset costs entered in the accounts under the non-operating earnings for the quarter.

Consequently, the operating data given below cover activities undertaken through to May 2003.

Output/Sales (2003 through to May; 2002 through to June):

The output of rolled products in 2003 reached 365,400 tons, with 369,200 tons produced in 2002.

Due to the rising costs of raw materials and feedstock such as pig iron, scrap, electricity, and natural gas, costs higher that those in 2002 were noted from the second half of 2002 onwards.

Sales on the domestic market reached 264,900 tons in 2003, compared to 305,700 tons sold in 2002.

Total sales reached 335,200 tons in 2003, compared to 367,300 tons sold in 2002.

Earnings

The net revenues topped R$ 361.4 million in 2003, compared to R$ 292.9 million in 2002.

The operating earnings (EBIT) reached R$ 34.8 million in 2002, compared to R$ 69.9 million in 2002.

Despite the implementation of the cost-cutting plan, the EBIT was affected by higher leasing expenditures (R$ 29.4 million), calculated in compliance with the contract clauses.

The net earnings for the 2003 financial year posted a loss of R$ 0.3 million, while the earnings showed a profit of R$ 35.1 million in 2002. In addition to the effects of the additional lease expenditures, the financial outlays rose by R$ 18.5 million due to the acquisition of various MJS credits with the issue of debentures.

The cash flow generation (EBITDA) reached R$ 37.5 million in 2003, compared to R$ 73.1 million in 2002, as analyzed in the operating earnings (EBIT).

Net Debt

The net debt reached R$ 312.7 million in 2003, compared to R$ 191.7 million in 2002, due mainly to the acquisition of almost all the credits held against MJS. This debt level is compatible with the cash flow generation planned for the next few years.

Investments

In 2003, the company invested R$ 4.5 million, boosting its CA-60 annealed nail and bolt production capacity, upgrading the finish of its industrial products (wire rod, bars, etc.), and introducing a bar heat treatment process.

18.02 - COMMENT ON PERFORMANCE OF ASSOCIATED / SUBSIDIARY COMPANY

Subsidiary / Associated Company: BELGO MINEIRA PARTICIPAÇÃO IND. COM. S.A.

Relevant Fact

On February 10, 2003, Companhia Siderúrgica Belgo-Mineira announced that its subsidiary company Belgo-Mineira Participação Indústria e Comércio S/A. had completed discussions with the Mendes Júnior Group in the ongoing process of closing down the Juiz de Fora Project, stating that:

The Board of Mendes Júnior Siderurgia S/A (MJS) approved an increase in its equity capital of R$ 49,973,308.00 (forty nine million, nine hundred and seventy three thousand, three hundred and eight Reais), which was subscribed and paid up in full by BMP in mid-March, when an Extraordinary General Meeting of MJS was also held to renew its Board and alter its name to BMP Siderurgia S/A.

BMP acquired a stake in Aço Minas Gerais S/A – Açominas of around 5.34% of its capital. These transactions involve cash payments and credits held against MJS and the Mendes Júnior Group.

On March 14, 2003, the BELGO parent company announced that all corporate acts were completed on this date pertinent to the relevant fact published on February 10, 2003. Consequently, Belgo-Mineira Participação Indústria e Comércio S/A. holds some 98% of the voting capital and 99% of the total capital of BMP Siderurgia S/A., previously called Mendes Júnior Siderurgia S/A., with its new management being elected and taking office, including Directors and Board Members.

However, the Juiz de Fora Mill was still run by Belgo-Mineira Participação Indústria e Comércio S/A., based on the lease contract; it began to remedy its outstanding liabilities, so that BMP Siderurgia S/A. could take over the industrial operations of this plant again, with a simplified structure and rationalized costs.

On June 1, 2003, the company transferred its activities to BMP Siderurgia S.A., in compliance with the purchase and sale contract for the establishments.

01.01 - IDENTIFICATION

1. CVM Nº	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012 / 0001-73

SUBSIDIARY / ASSOCIATED COMPANY

REGISTERED CORPORATE NAME
BELGO BEKAERT ARAMES S.A.

18.01 - EARNINGS STATEMENT - ASSOCIATED / SUBSIDIARY COMPANY (R$ 000)

1 - CODE Nº	2 – DESCRIPTION	3 - Apr/01/2003 - Jun/30/2003	4 - Jan/01/2003 - Jun/30/2003	5 – Apr/01/2002 – Jun/30/2002	6 - Jan/01/2002 – Jun/30/2002
3.01	Gross revenues on Sales and / or Services	332,157	667,859	256,592	506,301
3.02	Deductions from gross revenues	(73,543)	(146,380)	(57,929)	(114,889)
3.03	Net revenues on Sales and / or Services	258,614	521,479	198,663	391,412
3.04	Cost of goods and / or Services Sold	(200,018)	(398,660)	(155,721)	(307,144)
3.05	Gross earnings	58,596	122,819	42,942	84,268
3.06	*Operating expenditures / income*	(21,572)	(26,363)	(7,854)	(19,366)
3.06.01	On Sales	(7,581)	(14,796)	(6,517)	(12,167)
3.06.02	Overhead & Administration	(3,536)	(6,670)	(3,532)	(6,301)
3.06.03	Financial	(8,228)	(13,256)	(3,363)	(7,523)
3.06.03.01	Financial Income	(433)	533	9,992	10,758
3.06.03.02	Financial Expenditures	(7,795)	(13,789)	(13,355)	(18,281)
3.06.04	Other Operating Income	1,909	3,930	1,561	2,826
3.06.05	Other Operating Expenditures	(9,532)	(19,728)	(9,425)	(16,839)
3.06.06	Equity earnings	5,396	24,157	13,422	20,638
3.07	Operating Earnings	37,024	96,456	35,088	64,902
3.08	Non-Operating Earnings	(24)	663	(1,506)	(1,892)
3.08.01	Income	75	783	235	249
3.08.02	Expenditures	(99)	(120)	(1,741)	(2,141)
3.09	Earnings Before Tax / Stakes	37,000	97,119	33,582	63,010
3.10	Provision for Income Tax & Social Security	(6,935)	(16,898)	(3,531)	(9,323)
3.11	Deferred Income Tax	0	0	0	0
3.12	*Stakes / Statutory Levies & Dues*	0	0	0	0

01.01 - IDENTIFICATION

1. CVM N°	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO (CNPJ)
00396-4	COMPANHIA SIDERURGICA BELGO-MINEIRA	24.315.012 / 0001-73

SUBSIDIARY / ASSOCIATED COMPANY

REGISTERED CORPORATE NAME
BELGO BEKAERT ARAMES S.A.

18.01 - EARNINGS STATEMENT - ASSOCIATED / SUBSIDIARY COMPANY (R$ 000)

1 - CODE N°	2 – DESCRIPTION	3 - Apr/01/2003 - Jun/30/2003	4 - Jan/01/2003 - Jun/30/2003	5 – Apr/01/2002 – Jun/30/2002	6 - Jan/01/2002 – Jun/30/2002
3.12.01	Stakes	0	0	0	0
3.12.02	Levies & Dues	0	0	0	0
3.13	Reversal of Interest on Company capital	0	0	0	0
3.15	Profit / Loss for Period	30,065	80,221	30,051	53,687
	SHARES HELD EX-TREASURY (000)	632,390	632,390	632,390	632,390
	PROFIT PER SHARE	0.04754	0.12685	0.04752	0.08490
	LOSS PER SHARE				

18.02 - COMMENT ON PERFORMANCE OF ASSOCIATED / SUBSIDIARY COMPANY

Subsidiary / Associated Company: BELGO BEKAERT ARAMES S.A.

Output and Sales

The output of 244,600 tons during the first half of 2003 was 2.8% higher than for the same period in 2002.

Sales reached 245,400 tons, up 3.1% over sales for the first half of 2002, buoyed mainly by exports that rose 86% compared to the same period in 2002. Sales on the domestic market dropped by 5.1%, undermined by the agricultural and civil construction sectors.

Earnings

The net revenues posted by the company rose by 33.2% to R$ 521.5 million during the first half of 2003, due to mainly to a better sales mix, in parallel to high-technology products and a steady focus on customer service; specifically for the foreign market, higher foreign exchange values during the first half of 2003 were also significant, when compared to the same period in 2002.

The operating earnings (EBIT) for January through June this year reached R$ 85.6 million, compared to R$ 51.8 million for the same period in 2002, reflecting an increase of 65.2% due mainly to rising net sales revenues and lower expenditures.

The net profits for the first six months of 2003 reached R$ 80.2 million, up 49.4% compared to the profit of R$ 53.7 million posted for the same period in 2002, driven by higher operating earnings and better equity earnings posted for the subsidiary companies.

The cash flow generation (EBITDA) rose to R$ 104.2 million, compared to R$ 69.3 million for the same period in 2002, up 50.4%.

Investments

The company invested some R$ 16.8 million during the first six months of 2003.

These funds were channeled to new projects, products with higher added value, better productivity, the environment, enhanced customer services and information technology, particularly the SAP R3 project to be implemented in September.

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